YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

March 27, 2015

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

TABLE OF CONTENTS

INTRODUCTORY NOTES	3
Cautionary Note Regarding Forward-Looking Statements	3
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources	4
Currency Presentation And Exchange Rate Information	4

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	7

Overview of Business	7
History	8

DESCRIPTION OF THE BUSINESS	11

Principal Products	11
Competitive Conditions	11
Operations	11
Environment and Communities	12
Risks of the Business	14
Technical Information	31
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	33
Mineral Projects	35
Summary of Mineral Reserve and Mineral Resource Estimates	35
Material Mineral Properties	38
Chapada Mine	38
El Peñón Mine	47
Canadian Malartic Mine	56
Other Producing Mines	63
Mercedes Mine	63
Gualcamayo Mine	65
Jacobina Mining Complex	66
Minera Florida Mine	67
Alumbrera Mine	68
Additional Projects	69
Cerro Moro Project	69
Agua Rica Project	69
Suyai Project	70
Brio Gold Projects	70
Fazenda Brasileiro Mine	71
Pilar Project	71
C1 Santa Luz Project	72

DIVIDENDS	72

DESCRIPTION OF CAPITAL STRUCTURE	73

MARKET FOR SECURITIES	74

DIRECTORS AND OFFICERS	74

PROMOTER	80

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	80

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81

TRANSFER AGENTS AND REGISTRAR	81

MATERIAL CONTRACTS	81

AUDIT COMMITTEE	82

INTERESTS OF EXPERTS	84

ADDITIONAL INFORMATION	85

SCHEDULE “A” — CHARTER OF THE AUDIT COMMITTEE	86

2

ITEM 1
INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil, the new tax reform bill in Mexico, the amended federal income tax statute in Argentina and the new Chilean tax reform package, and the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, the Mexican peso and the Canadian dollar versus the United States dollar), interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources (as defined herein) and Mineral Reserves (as defined herein), risks related to non-core mine disposition, Yamana’s expectations relating to the Osisko Acquisition (as defined herein), including with respect to anticipated benefits thereof and the magnitude of synergies therefrom, and the performance of the assets acquired from Osisko Mining Corporation (“Osisko”), and risks related to other acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems, as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company’s SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).  In particular, under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of Proven Mineral Reserves (as defined herein) and Probable Mineral Reserves (as defined herein) used in NI 43-101 differ from the definitions used in Industry Guide 7. Under Commission standards, mineralization may not be classified as a mineral reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. Among other things, all necessary permits would be required to be in hand or the issuance must be imminent in order to classify mineralized material as mineral reserves under the Commission’s standards. Accordingly, Mineral Reserve estimates contained in this annual information form may not qualify as mineral reserves under Commission standards.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101.  However, the Commission does not recognize Mineral Resources and United States companies are generally not permitted to disclose Mineral Resources of any category in documents they file with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves as defined in NI 43-101 or Industry Guide 7. Further, Inferred Mineral Resources (as defined herein) have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that all or any part of Measured Mineral Resources (as defined herein), Indicated Mineral Resources (as defined herein), or Inferred Mineral Resources will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits United States companies to report mineralization that does not constitute Mineral Reserves by Commission standards as in place tonnage and grade, without reference to unit measures. Investors are cautioned that information contained in this annual information form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.
Currency Presentation And Exchange Rate Information

This annual information form contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2014, December 31, 2013, December 31, 2012, and December 31, 2011 based on the noon spot rate reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2014	2013	2012	2011
Closing	Cdn$1.16	Cdn$1.06	Cdn$0.99	Cdn$1.02
High	1.16	1.07	1.04	1.06
Low	1.06	0.98	0.97	0.94
Average(1)	1.10	1.03	1.00	0.99

(1)Calculated as an average of the daily noon rates for each period.

On March 26, 2015, the Bank of Canada noon rate of exchange was $1.00 = Cdn$1.2471 or Cdn$1.00 = $0.8019.

ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, the Company created and authorized the issuance of a maximum of 8,000,000 first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for 27.86 existing common shares.

The Company’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The Company’s portfolio includes: (i) seven operating gold mines considered as core assets, including the Company’s three material producing mines - namely Chapada (copper/gold), El Peñón (gold/silver) and a 50% indirect interest in the Canadian Malartic Mine (gold/silver) - as well as Mercedes (gold/silver), Gualcamayo (gold), Jacobina (gold) and Minera Florida (gold/silver/zinc); (ii) a 12.5% indirect interest in the Alumbrera mine (copper/gold/molybdenum); (iii) various advanced and near development stage projects and exploration properties in Brazil, Chile, Argentina, Mexico and Canada; and (iv) Fazenda Brasileiro, Pilar and C1 Santa Luz, along with some related exploration concessions, which are held by the Company’s subsidiary, Brio Gold Inc. (“Brio Gold”).
Set out below is a list of Yamana’s main properties and mines:

Material Producing Mines

•	Chapada Mine (Brazil)

•	El Peñón Mine (Chile)

•	Canadian Malartic Mine (Canada) - 50% indirect interest

Other Producing Mines

•	Mercedes Mine (Mexico)

•	Gualcamayo Mine (Argentina)

•	Jacobina Mining Complex (Brazil)

•	Minera Florida Mine (Chile)

•	Alumbrera Mine (Argentina) - 12.5% indirect interest

Additional Projects

•	Cerro Moro Project (Argentina)

•	Agua Rica Project (Argentina)

•	Suyai Project (Argentina)

Brio Gold Projects

•	Fazenda Brasileiro Mine (Brazil)

•	Pilar Project (Brazil)

•	C1 Santa Luz Project (Brazil)

History
Over the three most recently completed financial years, the following events contributed materially to the development of the Company’s business:

Dividend Reinvestment Plan

On February 18, 2015, the Company announced the implementation of a dividend reinvestment plan (the “DRIP”), effective for the first quarter dividend of 2015 forward, which provides eligible holders of the Company’s common shares with the option of reinvesting all or a portion of the dividends paid to them as shareholders (less any withholding tax) to purchase addition common shares of the Company. Participation in the DRIP is optional. The common shares acquired on behalf of eligible participants by the DRIP agent, CST Trust Company, will, at the sole option of the Company, be common shares issued from the treasury of the Company or common shares acquired on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other stock exchange on which the common shares of the Company are then listed (each a “Listed Market”). The purchase price of the common shares purchased under the DRIP shall be the volume weighted average price of the common shares on the applicable Listed Market for the five (5) trading days preceding the dividend payment date.

Cerro Moro Construction Decision

In February 2015, the Company announced that it would proceed with the construction of the Cerro Moro Project. The current plan indicates average annual production in the first three years of full production of 135,000 ounces of gold and 6.7 million ounces of silver. After various optimization studies, the Company decided to pursue a single-stage plant scenario with an increased capacity of 1,000 tonnes per day (“tpd”). The single stage plant construction provides the project with less project execution, inflation and timing risk by completing the project in a shorter time frame with the same work force. The 1,000 tpd of throughput is considered the optimal project size to maximize throughput and value. The current mine design focuses the highest grade production into the first years of the production to decease the time for project payback. See “Description of the Business - Additional Projects - Cerro Moro Project”.
Public Offering
On February 3, 2015, the Company closed a bought deal offering (the “Public Offering”) of common shares of the Company. A total of 56,465,000 common shares were issued at a price of Cdn$5.30 per share, for aggregate gross proceeds of Cdn$299,264,500 (which included the full exercise by the underwriters of the over-allotment option for 7,365,000 common shares). The common shares of the Company were sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated January 15, 2015 between the Company and a syndicate of underwriters led by Canaccord Genuity Corp. and National Bank Financial Inc., and including CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Credit Suisse Securities (Canada), Inc., Raymond James Ltd., Citigroup Global Markets Canada Inc., Cormark Securities Inc., Macquarie Capital Markets Canada Ltd., Morgan Stanley Canada Limited, and Barclays Capital Canada Inc. The net proceeds of the Public Offering were used to repay amounts under the Company’s $1 billion revolving credit facility, in order to reduce the Company’s debt position and further strengthen its balance sheet. See “Material Contracts”.
Copper Hedge Program

Late in 2014, the Company entered into a hedging program for its 2015 copper production. The Company has hedged 73 million pounds of copper, approximately 60% of expected production from the Chapada Mine for 2015, at a price of $3.00 per pound. This program is consistent with the Company’s focus on cash flow as it will provide an increased level of certainty for cash flows given the current environment of increased volatility in metal prices.
Strategic Initiatives Update
On December 10, 2014, the Company provided an update on strategic initiatives relating to non-core assets, including the Fazenda Brasileiro Mine, the Pilar Project and the C1 Santa Luz Project. The Company is advanced in the process of structuring its intercorporate holdings to form a new subsidiary company, Brio Gold, that will hold the Fazenda Brasileiro Mine, the Pilar Project and the C1 Santa Luz Project as well as some related exploration concessions. See “Description of the Business - Brio Gold Projects”.

In October 2014, the Company entered into a Memorandum of Understanding (“MOU”) with the provincial Government of Catamarca, Argentina (the “Catamarca Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”), with respect to the creation of the Catamarca Mining District. The MOU established the groundwork for the Company and the Catamarca Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica Project and the Cerro Atajo prospect. On February 27, 2015, a formal agreement was entered into among the parties to the MOU. This agreement forms the basis of a working relationship between the Catamarca Government through CAMYEN, other mining companies and the Company and is expected to help advance the Agua Rica Project and the Cerro Atajo prospect. The formal agreement also establishes a maximum ownership interest of up to 5% for CAMYEN of a combined entity, including the Agua Rica Project and Cerro Atajo prospect, and some exploration and infrastructure spending during the term of the agreement. The formal agreement does not restrict the Company’s ability to continue with Agua Rica, although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline. Presently, the Company is considering the development of Agua Rica in conjunction with other financial and mining industry participants. See “Description of the Business - Additional Projects - Agua Rica Project”.

On September 10, 2014, the Company announced that, after careful and extensive review, and having allowed a sufficient period of time for optimization efforts, the optimal plan for its C1 Santa Luz Project would be to temporarily suspend ramp-up activities and put the project on care and maintenance while several identified alternative metallurgical processes are evaluated. The C1 Santa Luz Project is now on care and maintenance. See “Description of the Business - Brio Gold Projects - C1 Santa Luz Project”.

Dividend Policy

In October 2014, the Company’s board of directors amended the Company’s dividend policy to set the quarterly dividends paid per common share at $0.015 commencing in the fourth quarter of 2014. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer group gold companies and current and anticipated cash needs.

Board and Management Updates
On September 2, 2014, the Company announced the appointment of two new directors to the board of directors, namely Christiane Bergevin and Jane Sadowsky. The Company also announced additions to its senior management team which reflect an important pivot in the focus of management and supplemented existing management. Daniel Racine was appointed Senior Vice President, Northern Operations, which better aligns the Company’s technical and jurisdictional expertise with its property portfolio that now includes the Canadian Malartic Mine, Kirkland Lake and other Canadian exploration assets. Barry Murphy was appointed as Senior Vice President, Technical Services, which the Company believes increases the technical depth of its management as the Company continues to advance its development projects.

Note Exchange Offer
On June 30, 2014, the Company issued $500 million aggregate principal amount of 4.95% Senior Notes due 2024 (the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act, and resold to qualified institutional buyers in reliance on Rule 144A and non-U.S. persons outside the United States in reliance on Regulation S. In connection with the issuance of the Initial Notes, the Company entered into a registration rights agreement, dated as of June 30, 2014, with the initial purchasers of the Initial Notes, providing for the issuance of new notes in exchange for a like aggregate principal amount of Initial Notes. Subsequently, in October 2014, the Company commenced an exchange offer which expired on November 20, 2014, pursuant to which new notes (the “New Notes”) were issued in exchange for an equal aggregate principal amount of outstanding Initial Notes validly tendered and accepted in the exchange offer. The terms of the New Notes are substantially identical to the terms of the Initial Notes, except that, among other things, the New Notes are registered under the Securities Act and do not contain restrictions on transfer.

In connection with the issuance of the Initial Notes, the Company entered into a trust indenture, dated as of June 30, 2014, as supplemented by the first supplemental indenture dated as of June 30, 2014 (collectively, the “Indenture”). Pursuant to the terms of the Indenture, the New Notes are unsecured, unsubordinated obligations of Yamana evidencing the same continuing indebtedness as the Initial Notes and will mature on July 15, 2024. The New Notes bear interest at the rate of 4.95% per annum from and including the most recent interest payment date to which interest has been paid or provided for, or if no interest has been paid or provided for, from June 30, 2014. Interest on the New Notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2015, to the persons in whose names the New Notes are registered at the close of business on the preceding January 1 or July 1, as the case may be. See “Material Contracts”.

Canadian Malartic Mine - Acquisition
On June 16, 2014, the Company and Agnico Eagle Mines Limited (“Agnico Eagle”) jointly acquired 100% of all issued and outstanding common shares (with each company owning 50%) of Osisko (the “Osisko Acquisition”). Osisko operated the Canadian Malartic Mine in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Québec, Canada. Additionally, Osisko conducted advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas. As of December 31, 2014, the estimated global Measured Mineral Resources and Indicated Mineral Resources for Canadian Malartic stood at 10.6 million ounces of gold, inclusive of Proven Mineral Reserves and Probable Mineral Reserves of 8.66 million ounces of gold. The estimated gold Inferred Mineral Resources are 1.11 million ounces. See “Description of the Business - Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”. Total consideration paid by Yamana consisted of approximately $0.5 billion in cash and $1.0 billion in common shares of the Company (based on a share price of $8.18 per share).
Since the date of the Osisko Acquisition, the Company’s 50% share of production for 2014 is 143,008 ounces of gold. See “Description of the Business - Material Producing Mines - Canadian Malartic Mine”.
Cerro Moro Project - Acquisition
On August 22, 2012, the Company acquired all the issued and outstanding common shares of Extorre Gold Mines Limited (“Extorre”). Each Extorre shareholder received $4.28 per share comprised of $3.50 in cash and 0.0467 of a Yamana common share for each Extorre common share held. Total consideration paid was approximately $451.5 million, comprised of 4.7 million common shares, transaction costs and issued options.

With the completion of the acquisition, the Company added several exploration and development stage precious metals projects, the most advanced of which is Cerro Moro, an advanced stage, high grade epithermal gold and silver deposit located in the Santa Cruz province of Argentina. The Cerro Moro Project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado, and 130 kilometres east of the Cerro Vanguardia gold silver mine.
In February 2015, the Company announced that it would proceed with the construction of the Cerro Moro Project. The current plan indicates average annual production in the first three years of full production of 135,000 ounces of gold and 6.7 million ounces of silver. See “Description of the Business - Additional Projects - Cerro Moro Project”.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Principal Products
The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company produces gold-copper concentrate at its Chapada Mine, gold and silver doré bars at its El Peñón Mine and Mercedes Mine, gold doré bars at its Jacobina Mining Complex (the “JMC”), Gualcamayo Mine and Fazenda Brasileiro Mine, and gold and silver doré bars and zinc concentrate at its Minera Florida Mine. Additionally, the Company has a 50% indirect interest in the Canadian Malartic Mine which produces gold and silver doré bars, and a 12.5% indirect interest in the Alumbrera Mine which produces copper and gold concentrate and gold doré bars. The Company has contracts with a number of smelters, refineries and trading companies to sell gold and silver doré and gold-copper and zinc concentrate.
Competitive Conditions
The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As at December 31, 2014, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Canada	94	10	104
Canada, Canadian Malartic (50% indirect interest)	738	250	988
Argentina	1,148	355	1,503
Brazil	2,581	2,048	4,629
Chile	1,895	2,105	4,000
Mexico	515	185	700
United States	13	3	16

Domestic and Foreign Operations
The Company’s mine and mineral projects are located in Brazil, Chile, Argentina, Mexico and Canada. See “General Development of the Business - Overview of Business” for a summary of the Company’s projects. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “- Risks of the Business”.

Environment and Communities

In common with other natural resources and mineral processing companies, the Company’s operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in Brazil, Chile, Argentina, Mexico, the United States, Canada and elsewhere in the Americas that apply to the Company’s operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste.

Yamana’s operating mine sites seek to adopt the best environmental practices programs to manage environmental matters and compliance with local and international legislation. Programs include: promotion of rational water use; solid waste management; control of emissions and fossil fuel consumption; rationing of energy; soil and biodiversity protection; archaeological sites identification and rescue and ruins preservation and monitoring; environmental education; surface and groundwater monitoring; air monitoring; land reclamation and revegetation; native seedlings production; and native forest conservation.

In 2014, Yamana continued its attention towards environmental performance indicators and continued to track its consumption of diesel, electricity, fresh water and its non-mineral solid waste generation. In 2014, consumption of diesel, electricity and non-mineral solid waste generation has decreased as follows: diesel (l/gold equivalent ounce (“GEO”)) by 4%; electricity (MWh/GEO) by 0.3%; generation of non-mineral solid waste (t/GEO) by 5%. In 2014, Yamana increased fresh water consumption (m³/GEO) by 8%.

In 2014, Yamana continued its focus on greenhouse gas emissions - comprised of both direct and indirect emissions. Yamana’s total greenhouse gas emissions were approximately 700,000 (t/CO2e), representing an aggregate increase for both direct and indirect emissions of 3% over 2013. Direct emissions at Yamana’s operations increased 2% in 2014. Increases in direct emissions were primarily due to the acquisition of additional equipment, changes in the location of waste rock piles that resulted in longer distances to be covered, and the resulting increase in fuel consumption. Indirect emissions increased 11% in 2014. Increases in indirect emissions were primarily due to new plant and mine ventilation equipment as well as the fact that Brazil is experiencing an historic drought. Less rainfall in Brazil has required increased use of thermal power plants which are more carbon intensive than hydroelectric power.
Yamana has a corporate integrated management system for Safety, Health, Environment and Community (“SHEC”) Relations and Social Responsibility (the “YMS”) which was created in October 2006. This system was developed based on the best practices and international standards - ISO 14001 - Environmental Management System, OHSAS 18001 - Occupational Health and Safety Management System and SA 8000 - Social Accountability, the International Cyanide Management Code (the “ICMC”) and local laws.

In early 2009, the Company was added to the Jantzi Social Index (“JSI”). Companies included in the JSI must pass a set of broadly based environmental, social and governance criteria. Inclusion in this index is a testament to the Company’s social, environmental, health and safety management programs which are considered by JSI to be above average. To date, seven of the Company’s wholly-owned operating mines have achieved ISO 14001 certification for their Environmental Management Systems and six wholly-owned operating mines have achieved OHSAS 18001 certification for their Occupational Health and Safety Management Systems. This exceeds the industry average.

The YMS involves: corporate policies, standards and procedures; risk assessment; identification of all legal and contractual requirements; definition of Company objectives and targets; and also includes internal auditing systems to ensure that Yamana operates in compliance with its policies and management programs. The implementation of the YMS commenced in Brazil in 2007 and in Chile in 2008. Yamana has continued to consolidate YMS across existing operations and has extended this consolidation to both exploration and construction areas. In order to verify compliance with the YMS, internal corporate audits have been conducted at each mine site, exploration project and construction project since 2009. Over the last five years the compliance with YMS increased 15.5%, including an increase from 86.4% compliance in 2013 to 87.8% compliance in 2014.

Yamana has mapped all environmental risks at its mine sites as part of the YMS. High level risks, including those associated with tailings dam facilities, waste rock dumps, heap leach piles or cyanide usage, have enhanced and specific management measures in order to be better able to mitigate potential failures, spills or slides. These systems are based on the permanent monitoring of the particular structure, using specific tools that assist in monitoring such risks. In addition, reports on tailings dam facilities are prepared by third party consultants on a monthly basis and reviewed periodically by the Company.

Geomechanical, geotechnical and geochemical risks are also assessed periodically by third party consultants in order to minimize related risks, such as rock falls, as well as environmental contamination. These, and other high level risks, are dealt with as part of Yamana’s emergency response plan with emergency simulation tests being conducted during the year to evaluate the plan’s effectiveness.

Each of the Company’s mining operations has established a SHEC committee (collectively, the “SHEC Committees”) which are chaired by the General Manager at each mine. The SHEC Committees meet at least once a month to discuss issues and solutions related to SHEC relations and other operational practices. The goal of each SHEC Committee is to measure the effectiveness and performance of the Company’s sustainability programs. Yamana also maintains a corporate SHEC Committee (the “Corporate SHEC Committee”), comprised of certain executives and employees of the Company, to discuss strategic SHEC issues and to deliberate solutions for the various mine sites.

Since 2012, as part of the YMS, the Company defined a process to help mitigate, prevent and avoid negative environmental and safety incidents, and to prevent environmental and property damage. The general process with respect to key risks were reviewed and approved by the Corporate SHEC Committee, with local SHEC Committees at the Company’s mining operations evaluating the effective management of particular risks associated with the respective operations. Local SHEC Committees review major risks and processes, along with what actions have been taken to address and mitigate risks to an acceptable level (which actions are checked during corporate auditing and technical visits).

Certain of the Company’s mining operations utilize cyanide. These mines include the JMC and Fazenda Brasileiro Mines in Brazil; the El Peñün and Minera Florida Mines in Chile, the Mercedes Mine in Mexico; the Gualcamayo Mine in Argentina; and the Canadian Malartic Mine in Canada. Yamana is signatory to the ICMC and, with exception of the Canadian Malartic Mine, all of the mine sites noted immediately above are ICMC certified.

The Company has also made several investments in connection with infrastructure improvements to enhance community relations in the locations where it operates. The Company’s social responsibility programs are focused on local development, income generation and improvements in quality of life in the local communities. Through programs such as the Partnership Seminar Program, the Integration Program and the Open Doors Program, Yamana has provided support to local communities in many different areas such as education, culture, health, environment and the generation of employment and income. To further develop these programs, the Company conducts various education projects and cultural activities in each of the communities where the Company operates.

The Company’s compliance with its environmental policies and obligations is overseen by the Sustainability Committee.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Gold, Copper and Silver Prices
The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from its properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including:

•	global and regional supply and demand for industrial products containing metals generally;

•	changes in global or regional investment or consumption patterns;

•	increased production due to new mine developments and improved mining and production methods;

•	decreased production due to mine closures;

•	interest rates and interest rate expectation;

•	expectations with respect to the rate of inflation or deflation;

•	fluctuations in the value of the United States dollar and other currencies;

•	availability and costs of metal substitutes;

•	global or regional political or economic conditions; and

•	sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down Mineral Reserve and Mineral Resource estimates by removing ores from reserves that would not be economically processed at lower metal prices and revise life-of-mine plans (“LOM Plans”), which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted reserves may not be replaced.
Asset Impairment Charges
Yamana assesses at the end of each reporting period whether there are any indicators, from external and internal sources of information that an asset or cash generating unit (“CGU”) may be impaired requiring an adjustment to the carrying value in order not to exceed its recoverable amount. A CGU is defined as the smallest identifiable group of mineral assets that generates independent cash flows. External sources of information considered could include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used and indications of the economic performance of the assets. The recoverable amounts of CGUs are based on each CGU’s future after-tax cash flows expected to be derived from Yamana’s mining properties. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs and reductions in the amount of recoverable reserves and resources are each examples of factors and estimates that could each result in a write-down of the carrying amount of the Company’s mineral properties.  Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company.  Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.
The Company had a review of assets in 2014, including engaging in a detailed review of its LOM Plans and an evaluation of capital expenditures and expected returns. As a result of this process, in the third quarter, certain impairments were recognized on certain assets. The carrying values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the carrying values of some properties are more sensitive to metal prices than others. The Company will continue to review at each period end whether there are any indications that a further impairment or reversal is required.
Exploration, Development and Operating Risks
Mining operations are inherently dangerous and generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, water quality standards and land reclamation and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

At the Alumbrera Mine, in which Yamana holds a 12.5% interest, a sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within the mining concession. After completing the original model, an initial pump back well mesh was designed and completed before start up, in order to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump-back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest groundwater model, the pump-back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate. Yamana does not have any indemnities from the previous vendors of its interests in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

In 2013, Osisko received 41 notices of non-compliance pertaining to exceeding noise level parameters, NOx gas production and surpassing limits for over pressure and vibrations during blasting operations, exceeding noise levels and blast-induced vibrations at the Canadian Malartic Mine in which Yamana now owns a 50% interest. As a result of the Osisko Acquisition, the Company may face administrative fines or other charges in connection with such notices, Osisko’s other former operations or the properties that the Company acquired in the Osisko Acquisition.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

In certain jurisdictions, the Company may be required to submit, for government approval, a reclamation plan for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after minerals have been mined from the sites. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

Production at certain of the Company’s mines involves the use of cyanide which is toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company became a signatory to the ICMC in September 2008. Further information regarding the ICMC can be found at the International Cyanide Management Institute website located at www.cyanidecode.org.
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “- Foreign Operations and Political Risk”.

Nature and Climatic Condition Risk
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing
The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. The Company is exposed to interest rate risk on its variable rate debt and enters into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company. Such failures to obtain loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

The development of the Company’s projects and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.
Construction and Start-up of New Mines
The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

As an example, C1 Santa has significantly underperformed. As such, during the third quarter of 2014, the Company suspended commissioning activities at C1 Santa Luz and placed the project on care and maintenance, and also reduced the carrying value of C1 Santa Luz. While commercial production at Pilar was declared effective October 1, 2014, this project has also been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels and, as such, the Company has reduced the carrying value of this project as well.
Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.
No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this annual information form will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves at its mines. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Uncertainty Relating to Mineral Resources
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

Commodity Prices
The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

Joint Ventures
Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Goldcorp Inc. (“Goldcorp”) and Glencore plc (“Glencore”), respectively. The Company accounts for this investment under the equity method of accounting. The Company’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on future cash flows, earnings, results of operations and financial condition, disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Permitting
The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks
Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures or unavailability of materials and equipment, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Yamana’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production (such as underground coverage) is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Foreign Operations and Political Risk
The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Canada, exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Argentine government issued a foreign exchange resolution with respect to export revenues. This resulted in a temporary suspension of export sales of concentrate at the Alumbrera Mine during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Argentine government subsequently announced an amendment to the foreign exchange resolution which extended the time for exporters to repatriate net proceeds from export sales, enabling the Alumbrera Mine to resume exports in July 2012. The Argentine government has also introduced certain protocols relating to the importation of goods and services and providing, where possible, for the substitution of Argentine produced goods and services. During 2012, the Alumbrera Mine was unable to obtain permission to repatriate dividends even though certain accommodations have since been made to permit distribution of profits from Argentina. Discussions between the joint venture and the Argentine government on approval to remit dividends are ongoing.

On September 23, 2013, Argentina’s federal income tax statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations. On September 26, 2014, the Chilean government enacted a tax reform package. The Chilean reform progressively increases the Company’s cash taxes from 2014 to 2017 and also impacts the Company’s non-cash deferred tax liability. In addition to the rate changes, the Company is evaluating the impact of the Chilean tax reform package on its taxes.
Brazil is in the process of reviewing the royalty rates for mining companies. Finalization of the royalty rates is subject to change during the review and approval process and therefore the final rates are not determinable at this time. The magnitude of change in royalty rates may affect net earnings and cash flows from the Company’s operations in Brazil.

In Mexico, a tax reform bill was enacted on December 26, 2013 with respect to the reform of the Mining and Fiscal Coordination Laws. The proposals submitted through this bill include a 7.5% compensation payment on earnings before depreciation, interest and taxes generated by mining companies with producing mines. In addition, the bill includes a new royalty of 0.5% on all sales of doré. These amounts are deductible for income tax purposes which would bring the effective rate of the taxes to approximately 5.8%. The bill also doubles the payment of duties by hectare by differentiating nonproductive mining concessions. The magnitude of new royalty rates may affect net earnings and cash flows from the Company’s operations in Mexico.
On November 12, 2013, the Québec government introduced amendments to Québec’s Mining Tax Act under Québec Bill 55. The Bill introduced a new method for computing mining tax, amongst other changes. The new regime was originally scheduled to come into effect in January 1, 2014; however, subsequent to the 2014 Québec general election, the new government re-introduced the Bill in the Québec National Assembly and it became law on December 5, 2014, and the changes were made retroactive to the beginning of 2014. Although the new changes are not expected to have a material impact on the mining taxes over the life of the Canadian Malartic Mine, there is no assurance that this will be the case.
The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations; however they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Increase in Production Costs
Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

Land Title
The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of Mining Concessions
The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Competition
The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of gold, silver and copper. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness.
If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.
In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.
Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. While the Indenture governing the Initial Notes and New Notes limits the ability of the Company’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Company, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.
The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.
Additional Capital
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.
Currency Fluctuations
Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reals, Argentine pesos, Chilean pesos, Mexican pesos, Canadian dollars and, to a lesser extent, the Euro. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real risks and Mexican pesos risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks.

Additionally, the assets acquired in the Osisko Acquisition are primarily located in Canada and the costs associated with such assets are primarily denominated in Canadian dollars. However, revenue generated from the sale of gold and silver from such assets is in United States dollars and some of the costs associated with such assets are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-á-vis these currencies could have a material adverse effect on the Company’s business, financial condition and results of operation.

Write‑downs and Impairments
Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs to sell.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standards 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of work-in process inventories by the Company include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Litigation Risks
All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations.

In 2004, a former director of Northern Orion Resources Inc. (“Northern Orion” now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court of Argentina to consider whether the appellate court’s decision was arbitrary. The extraordinary recourse was denied by the appellate court and Northern Orion was notified of this decision on December 20, 2013. Based on this decision, 0805346 B.C. Ltd. filed an appeal directly with the Supreme Court on February 3, 2014. On October 28, 2014, the Supreme Court denied 0805346 B.C. Ltd.’s motion for leave to appeal, and the court appointed valuator subsequently delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. In January 2015, 0805346 B.C. Ltd. sought an annulment of this assessment order through the judicial process in Argentina. On January 15, 2015, the Argentine courts granted 0805346 B.C. Ltd. an order suspending all effects, including enforcement, of the award rendered by the valuator until an application by 0805346 B.C. Ltd. to annul the valuation was considered by the courts. The annulment was granted on March 3, 2015, and the award previously granted to the plaintiff was cancelled and has no further effect.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Company believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated. See “Legal Proceedings and Regulatory Actions”.

Investment Risk
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Available for sale financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in Other Comprehensive Income (“OCI”) and there is objective evidence that the asset is impaired after management’s review, any cumulative losses that had been recognized in OCI are reclassified to net income in that period as an impairment loss. The reclassification is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in net income for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Use of Derivatives
From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk - risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and Integration
From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Anticipated Benefits of the Osisko Acquisition
The Company completed the Osisko Acquisition to gain exposure to a high quality gold asset, to diversify its operations, to strengthen its position as a gold producer and to create the opportunity to realize certain other benefits. Achieving the anticipated benefits of the Osisko Acquisition depends on a number of factors, some of which will not be in Yamana’s control. In addition, there may be risks associated with Osisko that the Company is not aware of and have no control over that could adversely affect its investment in Osisko. The Company may fail to realize any of the anticipated benefits of the Osisko Acquisition.

In connection with the Osisko Acquisition, there may be liabilities that the Company failed to discover or were unable to quantify in its due diligence (which the Company conducted prior to the execution of the arrangement agreement with Agnico Eagle and Osisko on April 16, 2014). The representations, warranties and indemnities contained in the arrangement agreement did not survive closing of the Osisko Acquisition.

Partnership with Agnico Eagle
The Company has formed a 50/50 partnership with Agnico Eagle in connection with the Osisko Acquisition (the “Canadian Malartic GP”). There are a variety of general risks associated with the Canadian Malartic GP, particularly because Yamana is not the sole operator. These risks include, but are not limited to:

•	disagreement with Agnico Eagle about how to develop, operate or finance a project;

•	that Agnico Eagle may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;

•	that Agnico Eagle may not comply with the Canadian Malartic GP’s partnership agreement;

•	the possibility that Agnico Eagle might become bankrupt;

•	that Agnico Eagle may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;

•	possible litigation with Agnico Eagle about Canadian Malartic GP matters; and

•	the possibility that the Company may not be able to sell its interest in the Canadian Malartic GP if the Company desires to exit the Canadian Malartic GP.

These risks could result in legal liability or affect the Company’s ability to develop or operate the Canadian Malartic GP project, either of which could have a material adverse effect on Yamana’s future growth, results of operations, cash flows and financial position.

Amendments to Mining Laws and Regulations
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.
Community Relations
The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Yamana operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Canadian Malartic Mine, the principal asset the Company jointly acquired in the Osisko Acquisition, is located adjacent to the community of Malartic. Commercial open-pit production of the deposit requires not only the collaboration and support of the town council and residents of Malartic, but also the relocation of a portion of Highway 117, for which permits have not yet been obtained. There is no guarantee that the Company will continue to be able to maintain its relationships with these communities during commercial production of the deposit.

The Company’s other projects, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Labour and Employment Matters
Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries
The Company is a holding company that conducts operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Reliance on Local Advisors and Consultants in Foreign Jurisdictions
The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico, in addition to Canada. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.

Market Price of Common Shares
The common shares are listed on the TSX and the NYSE. The price of the common shares is likely to be significantly affected by short-term changes in gold prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company’s debt securities or to Yamana will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the

Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.

Dividend Policy
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In 2013, the Company paid quarterly dividends of $0.065 per share. On February 18, 2014, the Company’s board of directors amended the dividend policy to set the quarterly dividend to $0.0375 per share, which it paid for the first three quarters of 2014. In October 2014, the Company’s board of directors amended the Company’s dividend policy to set the quarterly dividends paid per share at $0.015 commencing in the fourth quarter of 2014.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by the Company.

Dilution to Common Shares
During the life of the Company’s options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of the issuance of additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, Canada or both.

Dependence Upon Key Management Personnel and Executives
The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Enforcement of Legal Rights
The Company has material subsidiaries organized under the laws of Brazil, Argentina, Chile and Mexico and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Failures of Information Systems or Information Security Threats
    The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
    Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Technical Information

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (see “JORC Code Definitions”, below), have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as hereinafter defined) and Proven Mineral Reserves (as hereinafter defined). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
JORC Code Definitions
The estimated Ore Reserves and Mineral Resources for the Alumbrera Mine have been calculated in accordance with the current (2012) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, including a pre-feasibility study or a feasibility study, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.
The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”. United States investors are advised that while such terms are recognized and required by Canadian regulations, the Commission does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not, except in limited circumstances, form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. See also “Introductory Notes - Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.

Cash Costs and All-In Sustaining Costs

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company’s total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs per GEO, co-product cash costs per GEO and co-product cash costs per pound of copper

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

•
Cash costs per GEO is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to the cost of GEOs produced. Cash costs are impacted by realized copper and zinc revenue, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by GEOs produced.

•	Co-product cash costs per GEO do not reflect a reduction in costs for costs associated with non-precious metals.

•
Co-product cash costs per pound of copper reflect a reduction in costs for costs associated with GEO production reflecting copper-only costs. These costs are then divided by commercial copper produced.

Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs per GEO and all-in sustaining co-product costs per GEO

All-in sustaining costs per GEO seeks to represent total sustaining expenditures of producing GEOs from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. It does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•	All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.

•
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold or copper production activities.

Cash costs per GEO, co-product cash costs per GEO, all-in sustaining costs per GEO and all-in sustaining co-product costs per GEO are from continuing operations and exclude Ernesto/Pau-a-Pique a discontinued operation.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Per GEO

Silver production is treated as a gold equivalent in determining a combined precious metal production unit. Specifically, GEOs are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. GEO calculations are based on an average historical silver to gold price ratio of 50:1.

Beginning January 1, 2015, the Company has realigned key performance indicators (“KPIs”) to support its objective of financial and operating predictability, as such, it will no longer disclose a combined precious metal production unit in GEO. Silver production will no longer be treated as a gold equivalent. The Company will be reporting production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution.

With this realignment, the significant changes to the KPIs are as follows:

•	Production - ounces for gold and silver;

•	Cash costs on a co-product basis - shown on a per ounce basis for gold and silver.

◦
Attributable Cost - costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually at the beginning of each year. The relative value of gold and silver for 2015 is expected to be approximately 90%/10%, respectively.

◦	The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs on a by-product basis - shown on a per ounce basis for gold and silver.

◦
The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to ounces produced. These costs are then divided by gold and silver ounces produced.

Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates
Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2014. See “Interests of Experts”.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alumbrera (12.5%)	18,125	0.31	181	625	0.21	4	18,750	0.31	185
Canadian Malartic (50%)	24,969	0.92	736	101,978	1.10	3,593	126,947	1.06	4,329
Chapada	167,490	0.22	1,163	341,656	0.26	2,870	509,147	0.25	4,033
Cerro Morro	_	_	_	1,954	11.38	715	1,954	11.38	715
El Peñón	1,316	6.63	281	9,092	4.80	1,402	10,409	5.03	1,682
Ernesto/Pau a Pique	_	_	_	2,829	3.53	321	2,829	3.53	321
Gualcamayo	7,906	1.76	447	21,249	1.17	797	29,155	1.33	1,244
Jacobina	3,361	2.00	216	19,487	2.97	1,858	22,848	2.82	2,074
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Mercedes	776	6.68	167	3,233	4.63	482	4,010	5.03	648
Minera Florida Ore	1,312	3.78	160	3,024	3.67	357	4,336	3.70	516
Minera Florida Tailings	3,558	0.84	96	_	_	_	3,558	0.84	96
Total Minera Florida	4,870	1.63	256	3,024	3.67	357	7,894	2.41	613
Yamana Gold Mineral Reserves	235,164	0.56	4,243	507,459	0.78	12,683	742,623	0.71	16,926
C1-Santa Luz	14,480	1.62	756	9,552	1.45	444	24,031	1.55	1,200

Fazenda Brasileiro	1,620	2.31	120	432	1.75	24	2,052	2.19	145
Pilar	_	_	_	10,578	3.98	1,355	10,578	3.98	1,355
Brio Gold Mineral Reserves	16,100	1.69	876	20,561	2.76	1,823	36,661	2.29	2,700
Total Gold Mineral Reserves	251,264	0.63	5,120	528,020	0.85	14,506	779,284	0.78	19,626
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Cerro Moro	_	_	_	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	1,316	174.7	7,393	9,092	173.6	50,741	10,409	173.7	58,135
Mercedes	776	60.9	1,519	3,233	52.5	5,458	4,010	54.1	6,977
Minera Florida Ore	1,312	24.2	1,022	3,024	18.1	1,761	4,336	20.0	2,783
Minera Florida Tailings	3,558	12.7	1,447	_	_	_	3,558	12.7	1,447
Total Minera Florida	4,870	15.8	2,469	3,024	18.1	1,761	7,894	16.7	4,230
Total Silver Mineral Reserves	6,963	50.8	11,381	17,304	177.4	98,683	24,267	141.1	110,064
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	18,125	0.33	132	625	0.25	3	18,750	0.33	135
Chapada	167,490	0.27	998	282,786	0.29	1,796	450,277	0.28	2,794
Total Copper Mineral Reserves	185,615	0.28	1,130	283,411	0.29	1,799	469,027	0.28	2,929
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	4,870	0.84	90	3,024	1.40	93	7,894	1.05	184
Total Zinc Mineral Reserves	4,870	0.84	90	3,024	1.40	93	7,894	1.05	184

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	18,125	0.012	4.8	625	0.014	0.2	18,750	0.012	5
Total Moly Mineral Reserves	18,125	0.012	4.8	625	0.014	0.2	18,750	0.012	5
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2014. See “Interests of Experts”.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Arco Sul	_	_	_	_	_	_	_	_	_	5,000	4.02	646
Canadian Malartic (50%)	2,844	0.84	77	32,708	0.85	891	35,552	0.85	968	22,655	0.76	556
Chapada	18,669	0.24	146	228,443	0.27	1,984	247,113	0.27	2,130	79,783	0.25	648
Cerro Moro	_	_	_	3,321	2.23	238	3,321	2.23	238	4,427	1.96	279
El Peñón	896	11.13	321	2,755	6.76	598	3,651	7.83	919	6,905	6.85	1,521
Ernesto/Pau a Pique	307	2.30	23	2,249	3.55	256	2,556	3.40	279	2,389	3.39	260
Gualcamayo	59,110	0.99	1878	45,482	1.34	1,964	104,592	1.14	3,841	27,502	2.19	1,938
Hammond Reef (50%)	82,831	0.70	1,862	21,377	0.57	388	104,208	0.67	2,251	251	0.72	6
Jacobina	13,845	2.25	1,001	19,075	2.53	1,552	32,921	2.41	2,553	15,900	3.22	1,644
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	_	_	_	_	_	_	_	_	_	3,934	4.29	543
Total Mercedes	498	5.53	89	4,683	3.12	470	5,181	3.35	559	2,669	3.99	342
Minera Florida	1,838	5.88	347	2,765	4.92	437	4,603	5.30	784	5,311	5.58	954
Suyai	_	_	_	4,700	15.00	2286	4,700	15.13	2286	900	9.90	274
Upper Beaver (50%)	_	_	_	3,210	7.00	722	3,210	7.00	722	4610	3.53	523
Yamana Gold Mineral Resources	197,362	0.97	6,146	504,835	0.88	14,284	702,196	0.90	20,429	221,253	1.53	10,914
Total C1 Santa Luz	3,243	1.00	104	8,542	1.36	374	11,786	1.26	478	15,231	2.23	1,092
Fazenda Brasileiro	_	_	_	6,504	2.09	437	6,504	2.09	437	2,295	2.26	167
Pilar	_	_	_	1,533	4.35	214	1,533	4.35	214	12,992	4.10	1,713
Brio Gold Mineral Resources	3,243	1.00	104	16,580	1.92	1026	19,823	1.77	1129	30,518	3.03	2,973
Total Gold Mineral Resources	200,605	0.97	6250	521,415	0.91	15310	722,020	0.93	21559	251,771	1.72	13,887
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Chapada	_	_	_	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982
Cerro Moro	_	_	_	3,321	190.3	20,313	3,321	190.3	20,313	4,427	101.3	14,415
El Peñón	896	289.8	8,349	2,755	207.9	18,412	3,651	228.0	26,761	6,905	274.6	60,969
Total Mercedes	498	56.4	903	4,683	33.1	4,980	5,181	35.3	5,883	2,669	30.6	2,625
Minera Florida	1,838	36.3	2,145	2,765	25.6	2,279	4,603	29.9	4,424	5,311	35.7	6,100
Suyai	_	_	_	4,700	23.0	3,523	4,700	23.3	3,523	900	21.0	575
Total Silver Mineral Resources	3,233	109.7	11,397	100,384	16.5	53,282	103,616	19.4	64,679	47,765	55.8	85,666
Agua Rica	27,081	2.3	2,042	173,917	2.9	16,158	200,998	2.8	18,200	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada	11,387	0.20	50	146,282	0.25	818	157,669	0.25	867	52,230	0.29	332
Upper Beaver (50%)	_	_	_	3,210	0.26	18	3,210	0.25	18	4,610	0.26	26
Total Copper Mineral Resources	11,387	0.20	50	149,492	0.25	836	160,879	0.25	885	56,840	0.29	358
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	1,838	1.71	69	2,765	1.54	94	4,603	1.61	163	5,311	1.49	174
Total Zinc Mineral Resources	1,838	1.71	69	2,765	1.54	94	4,603	1.61	163	5,311	1.49	174

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

Note: Mineral Resources are exclusive of Mineral Reserves.

Mineral Reserve and Mineral Resource Reporting Notes:

1.	Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources
Alumbrera (12.5%)	$1,332 Au, $3.17 Cu, $10.00 Mo. Open pit cut-off at 0.22% CuEq	N/A
Arco Sul	N/A	2.5 g/t Au cut-off
Canadian Malartic (50%)	$1,300 Au, cut-off grades range from 0.277 to 0.349 g/t Au	$1,300 Au, cut-off grades range from 0.277 to 0.349 g/t Au inside and outside Open pit shell
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t AuEq and Underground cut-off at 6.2 g/t AuEq	1.0 g/t AuEq cut-off
Chapada
$1,150 Au, $3.00 Cu, $4.55 average cut-off, 1.25 Revenue Factor for Main Pit
$1,150 Au, $3.00 Cu, $4.84 average cut-off, 1.00 Revenue Factor for Corpo Sul
$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project
$1,500 Au, $3.5 Cu and $4.81 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul and Corpo NE) 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project
El Peñón	$1,150 Au, $18.00 Ag, Variable cut-off for Underground and 1.2 g/t AuEq cut-off for Open Pit	3.9 g/t AuEq cut-off
Ernesto/Pau a Pique	$950 Au, 1.5 g/t UG, OP cut-off 0.91 g/t Au for Ernesto and 1.08 g/t Au cut-off for Lavrinha and 0.63 g/t Au for Satellites NM	$1,500 Au0.5 g/t Au cut-off for Ernesto, 0.5 g/t Au cut-off for Lavrinha, 0.63 g/t Au cut-off for Satellites NM and 1.0 g/t Au cut-off for Pau-a-Pique
Gualcamayo	$1,150 Au: 1.49 g/t Au cut-off UG: cut-offs for OP, 0.32 g/t Au for QDD Upper and 0.52 g/t Au for AIM	1.00 g/t Au cut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM
Hammond Reef (50%)	N/A	$1,400 Au, Open pit cut-off 0.32 g/t Au West Pit and 0.34 g/t Au East Pit
Jacobina	$950 Au; 1.45 g/t Au cut-off	0.5 g/t Au cut-off UG, 1.5 g/t Au cut-off for Pindobacu
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Lavra Velha	N/A	$1300 Au, $3.5 Cu and 0.2g/t Au, 0.1% Cu cut-offs
Mercedes	$1,150 Au, $18.00 Ag, 2.9 g/t AuEq	2.0 g/t AuEq cut-off for Mercedes and 0.4 g/t AuEq cut-off for Rey de Oro
Minera Florida	$1,150 Au, $18.00 Ag, $1 lb Zn, 2.80 g/t AuEq cut-off and Florida tailings cut-off N/A	2.22 g/t AuEq cut-off
Suyai	N/A	5.0 g/t Au cut-off
Upper Beaver (50%)	N/A	$1,200 Au and $3.00 Cu, Open pit cut-off 0.8 g/t AuEq and Underground cut-off 2.5 g/t AuEq
C1-Santa Luz	$950 Au for C1 with 0.7 g/t Au cut-off, Antas 2, $950 Au for Antas 3 with 0.5 g/t Au cut-off and $750 Au Mansinha and Mari; 0.50 g/t Au cut-off	0.5 g/t Au cut-off for C1 Ore (Antas 2, Antas 3, Mansinha, Mari, Alvo 36, VG14 and Serra Branca) and 1.5 g/t Au cut-off for C1 Underground high grade ore
Fazenda Brasileiro	$950 Au, 2.14 g/t Au UG and 0.75 g/t Au OP cut-off	0.5 g/t cut-off underground and open pit
Pilar	$950 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off at Pilar and 1.5 g/t Au cut-off at Caiamar
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, other than the estimates for the Alumbrera Mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2014.

6.
For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates on the Company’s material producing mines, see the qualified persons chart under the heading “Interests of Experts” in this annual information form.

Material Mineral Properties

Chapada Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Chapada Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Chapada Mine, Brazil” dated July 31, 2014 (the “Chapada Report”), prepared by or under the supervision of Wayne W. Valliant, P.Geo. and Robert L. Michaud, P.Eng. (the “Chapada Qualified Persons”), of Roscoe Postle Associates Inc. (“RPA”). The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the Chapada Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Chapada Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location
The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W. Corpo Sul is situated at the southwest extremity of the Chapada deposit. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’ W.

The Chapada Mine is divided into 16 claims covering 18,921.37 hectares. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. See also “- Current Exploration and Development”.

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, RPA is not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. The environmental licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. Access to the project area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine. Suruca is located six kilometres northeast of the Chapada Mine.

The region has a tropical climate characterized by two well defined seasons; the rainy season from November to March and the dry season from April to October, with an annual average rainfall of 1,500 millimetres. The average annual temperature is approximately 22°C. Mining operations occur throughout the year.

The local economic activity is principally agro-pastoral, but there are some small scale mining activities related to gold in alluvium and quartz veins and for clay used to make bricks. The most important towns in the region are Uruaçu, Campinorte, Porangatu, Mara Rosa and Nova Iguaçu de Goiás. They all have good infrastructure to support exploration activities. The municipality of Alto Horizonte has a population of approximately 3,100 and the nearby towns (within 50 kilometres) as Campinorte has 9,700 Mara Rosa 10,400 and Uruaçu 33,300.

Electrical power is provided by the Brazilian National Grid. The power line (230 kilovolt) is 85 kilometres long and taps into the national grid near Itapaci in Goiás State. The Chapada Mine requires approximately 1,000 cubic metres per hour of water. Rio Dos Bois currently supplies approximately 750 cubic metres per hour, with mine drainage water, rainfall, and industrial drainage areas making up the difference.

The average elevation of the project area is approximately 300 metres above sea level. The topography is characterized by low rolling hills, with large contiguous flat areas. The vegetation is referred to as “cerrado”, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land for local landowners.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma - Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized in Table 1.

Table 1
Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada project.
1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 hectares is issued to Mineração Alonte by the Departamento Nacional da Producao Mineral (“DNPM”).
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility study completed.
1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit.
Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Mineração Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada deposit through a subsidiary, Mineração Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995
Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo Bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998		Kilborn Holdings Inc., (now SNC-Lavalin Group Inc.), completes the Chapada project bankable feasibility study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Mineração Maracá.
2003	Yamana	The property is purchased by Yamana.
2004		The feasibility study is completed.
2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tons per annum to 22 million tons per annum.

From 2007 to the end of 2013, the Chapada Mine has produced 129 million tonnes grading 0.36 grams per tonne gold and 0.41% copper.

The Suruca deposit has been explored by various companies since the 1970s, as summarized in Table 2, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period.

Table 2
Date	Ownership
1980 - 1981	INCO/Eluma
1987 - 1988	Cominco
1993 - 1994	WMC
1996 - 1997	Santa Elina/Echo Bay
2008 to present	Yamana

Geological Setting

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a north-easterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.

The Corpo Sul deposit is located immediately on-strike and two kilometres to the southwest of the Chapada open pit. It is interpreted as another intrusive Copper-Gold Porphyry center, less deformed than Chapada Mine, and associated with an intrusion of Quartz Porphyry Diorite/Tonalite (Potassic alteration), enveloped by a Feldspathic Biotite Schist (Potassic alteration) surrounded by sericite schists (Sericitic alteration).

Corpo Sul has largely the same stratigraphic units found in Chapada, however at Corpo Sul the tuffs and lapilli tuffs are less deformed.

The area is covered by a 30 metre lateritic profile. The lateritic profile comprises an immature lateritic terrain that was subdivided from base to the top in: coarse saprolite, saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust).

The Suruca deposit, north of the main Chapada pit, has geology that is grouped from base to top as: Amphibolite, Intermediate Metavolcanic rocks and Metasediments. There are several intrusions of quartz diorite porphyry that occur preferentially in the intermediate metavolcanic rocks and metasediments. Hydrothermal alteration overprints the lithologies and is characterized by inner and outer halos. The inner halo occurs in the intermediate rocks, metasediments and diorites with strong and pervasive sericitic alteration and the outer halo is characterized by propylitic alteration that occurs mainly in the amphibolites.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The Corpo Sul mineralization includes oxide and sulphide ores. The oxide ore comprises approximately 7% of the deposit and is associated with the weathering surface. The width varies between 20 metres and 40 metres at an average grade of 0.26 grams per tonne gold and 0.35% copper. The oxide mineralization comprises soil, mottled zone, fine saprolite, and coarse saprolite. The sulphide ore represents the majority of the mineralization with widths from 25 metres to 300 metres at an average grade of 0.24 grams per tonne gold and 0.31% copper.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South.

See also “- Current Exploration and Development”.

Drilling

Yamana commenced drilling the Chapada deposit in 2008. To the end of 2013, Yamana has drilled 344 holes for 73,891 metres (Table 3). Drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metres pattern in the central portion of the deposit.

Table 3

Year	No. Drill Holes	Metres
2008	30	5,126
2009	7	2,352
2010	18	4,373
2011	85	19,305
2012	131	28,568
2013	73	14,167
Total	344	73,891

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and in the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. In 2013, Yamana drilled in the northeast section of Chapada Corpo Principal with the objective of delineating an Inferred Mineral Resource. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 metre by 50 metre grid to upgrade Indicated to Measured Mineral Resources and on a 100 metre by 100 metre grid to convert Inferred to Indicated Mineral Resources.

The majority of holes were drilled at an azimuth of 130o and an 85o dip. Drill holes with inclination between 45o and 85o were surveyed every three metres downhole using a Deviflex electronic surveying instrument. No significant deviation issues were found.

To date, Yamana has drilled 186 holes for 37,899.16 metres at Suruca, as summarized in Table 4.

Table 4

Year	No. Drill Holes	Metres
2008	7	439.5
2009	21	6,457.8
2010*	103	20,476.9
2011	55	10,524.96
Total	186	37,899.16
*Includes 11 metallurgical holes for 1,014 metres

At Suruca in 2009, Yamana completed successful drilling to test a magnetic anomaly and the area of the garimpeiro workings. The 2010 drilling program focused on delineation of the Suruca deposit at 400 metres by 200 metres spacing followed by infill drilling at 200 metres by 200 metres spacing. An infill program of 100 metres by 100 metres spacing was completed in the north portion of deposit.

The majority of holes were drilled at an azimuth of 130o and a 60o dip; some holes were drilled at an azimuth of 310o. Drill holes with inclination between 45o and 85o were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument was used. All holes were surveyed and no significant deviation issues were found.

See also “- Current Exploration and Development”.

Sampling and Analysis

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization and alteration. Codes are assigned for the oxidation state, consistency and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded.

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. The second method, which is gravimetric, is done in the laboratory using pulverized samples.

Sample preparation involves crushing and pulverization. Upon receipt of the samples, each sample is weighed and dried at 100°C for eight to 12 hours. The entire sample is then crushed to 90% passing <2 millimetres (10 mesh), split to 0.5 kilograms in a riffle splitter, and pulverised to 95% passing 150# (mesh). The samples are then split again to 50 grams using a rotating splitter/spatula. The crusher and pulveriser are cleaned between each sample. Each fraction retained is returned to Yamana.

All Yamana samples are analyzed for precious metals by fire assay (“FA”) with atomic absorption spectrometry (“AAS”) or ICP finish and for copper by AAS by ALS Chemex, Lima, Peru and/or SGS Geosol, Belo Horizonte, Brazil.

Yamana conducts an industry-standard quality assurance/quality control (“QA/QC”) program for its drill campaigns, which follows written protocols. Its QA/QC program consisted of the insertion of blanks and certified reference materials (“CRMs”) into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

RPA assessed Yamana’s QA/QC program and found it to be industry-standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996 Echo Bay became actively involved in the drilling and sampling program for the project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program. IMC Mining (“IMC”) was contracted to review the historical data. IMC’s review included all historical QA/QC control files and historical data compared with re-assayed data from analytical laboratories in the United States. IMC concluded the historical data was appropriate for estimation of Mineral Resources.

IMC did a review of the Chapada assay database. IMC did not do any independent assaying, but did review considerable existing data. It was IMC’s opinion that the database was of sufficient quality for a feasibility level study.

A total of 18 Suruca diamond drill holes from Mineração Alonte were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

Based on RPA’s review, it is of the opinion that sampling, sample preparation, and analysis at Chapada are in keeping with industry standards and the assay results within the database are suitable for use in a Mineral Resource estimate.

Security of Samples

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada project exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALS Chemex in Goiania, Brazil and for analysis in Lima, Peru.

The analytical laboratory stores all pulps and coarse rejects for forty-five days and then transports them back to the Chapada project where all samples are stored in the core storage facility for the life of the project.

Based on RPA’s review, it is of the opinion that sample security procedures at the Chapada Mine are in keeping with industry standards.

Mineral Resources and Mineral Reserves

See “- Mineral Projects - Summary of Mineral Reserves and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources by Yamana includes: (a) statistical analysis and variography of gold and copper values in the assay database; (b) construction of a block model using Datamine Studio 3 software; and (c) grade interpolation using a kriging or inverse distance cubed method. The Mineral Resource estimate is based on open pit mining scenarios and Chapada and Corpo Sul Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter return.

Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; (b) swath plots calculated over “slices” of each zone; (c) comparisons between composite and global block statistics cross validation (Chapada only); and (d) cross-validation.

RPA finds the estimation methods and classification criteria adopted by Yamana are reasonable and sufficient to support the Mineral Resources reported.

RPA reviewed the reported resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves. Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit designs at Chapada can be classified as Proven and Probable Mineral Reserves.

Mining and Milling Operations

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 4.5 kilometres along strike, up to 1.2 kilometres wide, and 200 metres deep. Benches are 10 metres high, doubling to 20 metres towards the limit of the pit, except in upper benches, where the benches are 10 metres high in soil. Six operating phases have been designed to support the mine production from initial topography to the final pit geometry. An in-pit primary crusher was installed, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.

The mine plan includes three open pit mining areas to be developed on the property. Current production is from the Chapada Corpo Principal and Corpo Sul open pits. The Corpo Sul open pit began production in 2014.

The processing plant is located at the northwest end of the Chapada Corpo Principal pit rim. The tailings storage facility is located to the northwest of the open pit, with the pond as close as 0.5 kilometres to the pit rim and the tailings dam being up to five kilometres to the northwest. Waste rock dumps are located to the south and southeast of the open pit. Limits of the waste rock dumps start just past the ultimate pit rim in order to minimize waste haulage distances.

The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 60,000 tpd. The process recoveries for copper and gold averaged approximately 80% and 59%, respectively, from June 2013 to May 2014. Run-of-mine (“ROM”) material from the Suruca mineralization will be treated and incorporated into the system through two separate processes. The oxide ore will be processed using conventional heap leaching technology, and sulphide ore will be processed in the existing plant after some modifications.

Sulphide Ore

The first step for sulphide material occurs in the primary grinding circuit in two parallel crushing systems. Both systems perform the primary crushing with a P70 of five inches. The ore processed is then transported by conveyor belt to an intermediate stockpile. A feeder conveyor belt delivers the feed to the grinding circuit.

The grinding circuit is divided into four systems:

•	Reclaim Ore - Ore taken from the crushed ore stockpile and delivered to the semi-autogenous grinding (“SAG”) mill.

•	Primary Grinding and Pre-Classification - SAG mill grinding and pre-classification using cyclones.

•	Pebble Crushing - Transportation and crushing coarse pebbles screened from the SAG mill discharge.

•	Secondary Grinding and Classification - Ball mill grinding and classification using cyclones.

The ore is then brought to the flotation process in pulp form with approximately 35% solids. There are two flotation cell lines, rougher and rougher/scavenger. Each cell line produces two concentrates. The tailings from the rougher/scavenger system are sent to the final tailings storage facility. The last step in the process is thickening and filtration. The thickening process reduces the ore concentrate moisture content to an average of 8%. This is discharged in the concentrate storage shed to be loaded and shipped to customers.

Oxide Ore

The crushing circuit consists of two MMD sizers in series and associated equipment. Material is pre-screened ahead of the MMD sizer and crusher product then combines with screen undersize and is conveyed to the crushed product stockpile. Crushed product is then fed to an agglomeration drum. Prior to the drum, cement is added in a controlled fashion and a weak cyanide solution (barren pond solution) is added in the agglomeration drum, and mixed to produce agglomerates which are conveyed and stacked.

The agglomerated material is stacked on pads which are approximately 100 metres wide and 620 metres long. A weak cyanide solution from the barren solution pond is then used to leach the gold from the stacked ore. The solution filters through the agglomerated ore with the gold inherent in the ore leached to produce a gold rich solution. The gold rich solution collects at the base of the pad and is collected in the pregnant solution pond.

Pregnant solution flows through four adsorption columns in series and flows by gravity from one adsorption column to the next. The total residence time in the adsorption columns is in the order of 25 minutes. After acid washing, the loaded carbon is washed and sent to the elution column to remove gold from the loaded carbon. The gold removed from the loaded carbon cools in a flash cell and then reports to the two electrowinning cells in parallel. Gold in solution is removed onto stainless steel cathodes. The stainless steel cathodes are rinsed off with a high pressure washer. The cathode sludge is then filtered, dried in an oven, transferred to the barring furnace and the gold is then poured into molds.

Markets

The principal product at Chapada is a copper concentrate with gold and silver, which is readily marketable on world markets.

Environmental Considerations

The Company has all of the necessary environmental permits to operate at Chapada including the main operating licence, which was obtained on November 20, 2006. It was renewed on September 29, 2008, and is renewed every few years according to the terms of the regulating body. Further licences will be obtained as required to carry out or expand operations at Chapada.

The licensing process for the development of Corpo Sul began in 2013. The open pit and waste dump licences, legal reserves relocation processes, and deforestation licences were granted in early 2014. The permitting process for the Suruca deposit started with the preliminary licence granted in May 2012. The installation licence was applied for in 2013. See also “- Current Exploration and Development”.

The mine life for the Chapada Mine (Chapada Corpo Principal, Corpo Sul and Suruca) is expected to be 17 years. The first version of the plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, waste piles was submitted in 2008 and is revised on a regular basis.

Mine Life

RPA notes that the LOM Plan presented in the Chapada Report is based on production tonnes and grade and development requirements, as forecasted by Yamana. The plan, which only considers production from Mineral Reserves, spans a total effective mine life of 24 years.

Current Exploration and Development

The Chapada and Corpo Sul deposits are located on claim numbers 808.923/1974,808.931/1994 and 860.273/03 (mining licences) encompassing 3,830 hectares. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (exploration licences), totaling 845.75 hectares.

The 2014 exploration program at Chapada included a 12,000 metre infill program to upgrade and better define inferred and indicated mineral deposits at Corpo Sul and a 9,700 metre near mine program to explore southwest of the Corpo Sul deposit and elsewhere for new deposits and to test for skarn related deposits close to the main Chapada pit. A total of 13,217 metres were completed in 56 infill holes and 8,194 metres were completed in the near mine exploration program.

The infill programs at Corpo Sul were completed on 50 metre by 50 metre and 100 metre by 100 metre grid patterns and were successful in improving the mineral resource status of the areas drilled. The Near Mine exploration program discovered the Santa Cruz near surface mineral deposit 700 metres southwest of the Corpo Sul pit boundary. The Santa Cruz deposit is currently defined by 10 drill holes completed on 4 northwest drill sections spaced 200 metres apart. Mineral intercepts range from 20 to 70 metres wide containing lower average grades than seen at the Chapada mine complex. The near mine program also tested for skarn-type mineralization immediately north of the main Chapada pit. Hole NM-101 cut 172 metres of higher than average grade copper and gold porphyry-style mineralization alongside and deeper than the current mineral bodies at Chapada.

El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to the El Peñón Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010 (the “El Peñón Report”), prepared by or under the supervision of (the “El Peñón Qualified Persons”) Stuart E. Collins, P.E., and Chester M. Moore, P. Eng., of RPA, and Kevin C. Scott, P. Eng., formerly with RPA. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The El Peñón Mine is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta. Yamana owns 256 individual mining claims comprising an area of 49,302 hectares covering the El Peñón Mine, the Fortuna area and surrounding exploration lands. The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian Gold Inc. (“Meridian”) on December 31, 2007. The mine operates on a year round basis.

The El Peñón Mine is subject to a 4 - 5% royalty payment calculated over annual taxable income. In addition, a 2% net smelter return is payable to Gold Fields Limited as agreed in the purchase of the Nado claims covering the Fortuna area. Approximately $1,000,000 is payable by Minera Meridian Limitada to Gold Fields Limited on a yearly basis.

The El Peñón Mine has been operating since 1999 and has sufficient surface rights for mining and processing operations. As well, the El Peñón Mine has sufficient water, power and labour supplies and sufficient areas for tailings and waste disposal.

At the El Peñón Mine, the Company holds all the necessary environmental licenses and permits to operate the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antofagasta is the principle source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago. The mine is accessible by a paved road, with travel time from Antofagasta to the mine being approximately 2.5 hours.

The climate in the Atacama is very arid, with a mean annual precipitation in most areas of virtually zero. The temperature ranges from near freezing to +29°C. The mine is contained in a desert climate characterized by an extreme dryness, little to no precipitation, and great thermal amplitude (- 0.5°C to +30°C).

Currently, the physical plant site includes administrative offices, open pit and underground mine workings, a mill, laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, warehouses and the accommodation complex and associated facilities such as cafeterias and recreation facilities. The mine has access to facilities which provide basic infrastructure to it such as electric power, water treatment and supply and sewage treatment. Underground infrastructure includes mine ramps, ventilation raises, maintenance shops and mobile equipment fleet.

The mine is at an elevation of approximately 1,800 metres above sea level. Relief in the area is modest, with widely dispersed hills and peaks separate by very broad open valleys. There is little or no vegetation or wildlife in the area around the mine, and the principal land use is mining.

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by geologists of FMC Gold Company (“FMC Gold”), predecessor to Meridian, through the early 1990s. In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day. Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore.

As of December 31, 2009, the mine produced approximately 8,409,000 tonnes of ore grading 11.3 grams per tonne of gold and 264 grams per tonne of silver.

Historical Mine Production to December 31, 2009

Year	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
Mine Total	8,409,215	11.29	263.55

The mineralized veins at El Peñón have received significant amount of underground development. In total, approximately 87,600 metres of underground development has been carried out from 1998 to December 2009.

Underground Development, 1998-2009

Year	Mine Development (m)
1998	2,901
1999	9,445
2000	4,386
2001	5,262
2002	5,678
2003	5,893
2004	7,493
2005	9,249
2006	8,610
2007	9,547
2008	9,573
2009	9,599
Total	87,635

Geological Setting

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous and Early Eocene magmatic arc rocks, of the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón Mine in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up program intersected 100 metres grading 10.9 grams per tonne of gold and 123.4 grams per tonne of silver in what eventually became the Quebrada Orito deposit.

In 2009, 57,935 metres of exploration drilling and 58,149 metres of infill drilling were completed. This drilling was designed to locate the extensions of known veins and discover new veins in order to replace the Mineral Reserves and Mineral Resources extracted in the mining areas. The 2009 exploration program included Mineral Resource definition and extension drilling in various areas such as Abundancia and Esmeralda, Al Este, Bonanza Norte, and Martillo Flats. New discoveries were made at Martillo Central Sur, and Martillo Flats Hangingwall, and vein extensions were located at Bonanza Norte, Pampa Campamento, and Sorpresa. Mineral Resource infill drilling occurred at Bonanza Norte and Pampa Campamento.

In 2010, to the end of September, a total of 39,905 metres of exploration and 54,820 metres of infill drilling were completed. The 2010 drilling is designed to locate the extensions of known veins and discover new veins in order to replace the Mineral Reserves and Mineral Resources extracted in the mining areas. The 2010 exploration program included Mineral Resource definition drilling at Al Este, Dorada, Providencia, Sorpresa, Pampa Campamento, and Martillo Central Sur. Extension drilling took place in various areas such as Abundancia and Esmeralda, Al Este Norte, Bonanza Norte, Fortuna, and Martillo Flats.

See also “- Current Exploration and Development”.

Mineralization

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% to 65% gold, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% gold.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant iron and manganese oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, however, the relative proportion of the overall deposit is small. The principal mineralized veins are Al Este, Bonanza, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Fortuna, Martillo Flats, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, and Vista Norte.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 metres. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 metres in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 grams per tonne. Silver grades are in the order of hundreds to thousands of grams per tonne.

Drilling

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. Exploration work has continued in order to develop drill targets to replace Mineral Reserves. Drilling is carried out on a nominal 60 metres x 60 metres pattern, with infill holes drilled on a 30 metres x 30 metres pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 metres x 30 metres spacing where required and some drilling is carried out on a 15 metres x 15 metres pattern if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation (“RC”), with at least one diamond drill hole per 30 metres section. Often, holes are collared with RC equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 millimetres core diametre), sometimes reduced to NQ (47.6 millimetres diametre). RC holes are drilled with 146 millimetres diametre equipment, which produces a hole approximately 152 millimetres in diametre.

See also “- Current Exploration and Development”.

Sampling and Analysis

Samples are taken by surface and underground drilling and by panel sampling of mine headings. Surface drilling typically is carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a riffle-type sampler. Each sample represents 18.75% of the total sample. Samples are placed in plastic bags and transported to the on-site Acme Analytical Laboratories Ltd. (“Acme”) sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility. All surface samples are assayed by Acme in La Serena.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 centimetres in the vein and 50 centimetres in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms. The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

El Peñón used Acme, an ISO 9001:2000 certified laboratory in Santiago, Chile, and Geoanalitica Ltda. (“Geoanalitica”), an ISO/IEC 17025 certified laboratory in Coquimbo, Chile, for all assaying of the surface and underground exploration plus infill drilling. Pulp samples are sent for analysis in sealed batches by truck/air. The El Peñón laboratory handles all production samples from the mine. Certified standards and duplicates, as well as pulp blanks and sterile sample, were used for quality control purposes. Pulp samples were resubmitted to a second outside laboratory (Andes Analytical Assay Ltda. (“Andes”) ISO 9001:2000 in Santiago, Chile).

In 2010, El Peñón began submitting pulp samples to ALS Chemex in La Serena, Chile, as well as Acme and Geoanalitica.

The following procedure was used for El Peñón’s sample preparation and assaying:

•	A submittal form was filled out by a geologist or technician and delivered with the samples to the Acme preparation facility.

•	Samples were opened and dried at 60ºC as required.

•
The entire samples were crushed to better than 85% -10 mesh. Crushers were cleaned with compressed air between every sample and with barren waste every 5th sample and quartz every 40th sample. Granulometric checks were done every 20 samples.

•
A 500-gram subsample was taken and the split was pulverized using a chrome-steel ring mill to better than 85% -150 mesh. Granulometric checks were done every 20 samples. Pulverizers were cleaned with compressed air between every sample and with waste every 5th sample.

•	Two 250-gram pulps were separated, one for analysis and one for storage.

Standard fire assay (“FA”) methods using a 50-gram pulp sample were used to determine total gold content. Samples assaying greater than or equal to 5 parts per million of gold using FA with an AAS finish were reassayed (FA) with a gravimetric finish for accuracy. Assays for silver were completed using an aqua regia digestion of a sample followed by AAS. Samples for which the preliminary assay is greater than 100 grams per tonne of silver but less than 5 grams per tonne of gold (i.e., high silver but low gold) are rerun using a four-acid digestion and AA.

In 2009 (to November 9), Acme prepared 38,896 samples and sieve tests indicate that the preparation of the samples was completely acceptable. A total of 1,599 tests (4.1%) for crushing and 1,561 tests (4.0%) for pulverizing were completed. Only one pulverizing test returned a result under 95% passing 150 mesh and it was 94.72%, which is acceptable.

Between January 1 and November 9, 2009, a total of 41,343 samples were shipped to Acme, Geoanalitica, and Andes for analysis. A total of 15 standards at various gold and silver grades were used. During this period, Acme prepared 34,301 pulps from 201 surface drill holes and inserted 739 control samples in the analytical stream with these samples. Results from 127 sterile samples inserted to monitor sample preparation were 100% satisfactory for both gold and silver. Results from 186 sample blanks inserted to monitor contamination during analysis were 97% acceptable for gold and 100% acceptable for silver. The results for the 305 standard samples inserted into the sample stream were 100% acceptable for gold and 97% for silver. The silver failures were reanalyzed as required.

A total of 732 preparation duplicates and 265 analytical duplicates were analyzed for El Peñón. Only seven preparation duplicates and five analytical duplicates required remedial action. Overall correlation was excellent for both gold and silver.

As well, 28,025 production samples (drill core, channel samples, muck samples) were shipped to the El Peñón laboratory in 2009, which uses similar protocols to Acme.

Security of Samples

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

Mineral Resource and Mineral Reserve Estimates

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources includes:

•	Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.

•	Construction of a block model using Vulcan software.

•	Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

All Mineral Reserves are estimated using modern software programs. Vulcan is the general mine package used in conjunction with Microsoft Excel and AutoCAD.

The economic value of each potential mining outline is calculated using forecast long-term prices per ounce of gold and per ounce of silver, using diluted tonnes and grades, as stated in the “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (“SMU”) models.

The procedure for determining the Mineral Reserve blocks for Proven Mineral Reserves and Probable Mineral Reserves is summarized below:

•	The geological interpretation and Mineral Resource estimation is supplied by the geology staff.

•	An SMU is determined based on the mining method employed, geomechanical rock properties, dilution expected, and the block values.

•	SMU solids are designed in Vulcan and AutoCAD.

•	Additional economic criteria are applied which include metal prices, operating costs, and recoveries.

•	Blocks are analyzed for inclusion into the LOM Plan.

•	If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOM Plan.

Mining Operations

Mining Method and Metallurgical Process

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts. Veins are separated by a distance of 100 metres to 500 metres. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 metres and 18 metres. Vein dips are steep and the bench drifts are built along the strike of the vein. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 metres wide by 4.0 metres high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle.

For design and operating, the typical parameters for the SMU are for stope dimensions of one metre to six metres width by six metres to 16 metres height by 15 metres length. Vein widths will dictate how much dilution will be realized during the mining of the stope.

Options to reduce the mining dilution are either to use narrower stope widths or employ a resueing mining method. Resue (split blasting) mining consists of mining the ore first in a drift, and then blasting and loading just enough width to allow for mining equipment access. If narrow stope widths are used to reduce dilution, then smaller equipment is needed to work in the narrower underground openings.

Once the drifts are established and the required ground control support is applied, the production stoping of the ore body commences. Backfilling is performed after the stope is mined out.

El Peñón has employed open pit mining in the past. There are no significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences. Monitoring of the production stopes and development areas is also performed by the geotechnical staff. Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 tpd of stockpiled and mined ore, or 1.59 million tonnes per year. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. In addition, through the latter part of 2007 and early 2008, the product grind size to feed the cyanide leaching circuit was steadily increased from a P80 of 120 ìm to 180 ìm, which allowed more tonnage throughput at the expense of a small reduction in recovery.

With the base case scenario of approximately 3,150 tpd, there is an increase in recovery for the LOM Plan. Based on the mine life with current Mineral Reserves (2011 - 2015), the plant would operate at a rate of approximately 3,150 tpd, or 1.15 million tonnes per year from stockpiled and mined ores. In 2016 the plant production is scheduled to again increase throughput to 3,850 tpd.

ROM stockpile ore is dumped onto a grizzly and passes through to a 100-tonne live storage bin. From there ore is fed to a 950 millimetres x 1,250 millimetres jaw crusher by an apron feeder. Ore is further crushed in a newly installed secondary cone crusher that produces a crushed product P80 of 30 millimetres.

Crushed ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 metres x 7.77 metres 2,500 kW SAG mill. A new 4.27 metres x 6.10 metres diameter ball mill was added in series with the SAG mill in 2009 to increase mill capacity. Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydrocyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 180 ìm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (“CCD”) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 2.1% gold and 97.9% silver.

The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 20% solids is sent to the dry tailings impoundment area.

The mill throughput has steadily increased over the years. The throughput has increased from approximately 2,500 tpd in 2005-2006 to 3,600 tpd in 2009 and eventually to a nominal production rate of 4,350 tpd starting in December 2009 with the mill expansion project. This has allowed gold production to stay reasonably constant despite falling head grades. Starting in 2011, the LOM Plan based on current Mineral Reserves shows El Peñón mill operating at a rate of approximately 3,150 tpd, or 1.15 million tonnes per year, for a period of five years (2011 - 2015). In 2016 the processing rate increases to 1.41 million tonnes per year.

The gold head grade has steadily decreased from over 11 grams per tonne of gold in 2005 to close to 5 grams per tonne of gold in 2010. Gold recovery has been impacted by the falling of the head grade as well as the increase in grind size, trending down from 96% to 91%. Gold production has averaged 226,000 ounces per year over the last four years.

Silver is an important by-product of the El Peñón operation. Silver grades have remained more constant than gold grades as the silver to gold ratio has changed from approximately 20:1 to over 40:1 in the last three years. Silver recovery has typically been 3% to 4% less than gold recovery.

The metallurgical recoveries have been relatively consistent, averaging 91.3% for gold and 86.6% for silver over the last three years with the increase in mill throughput. El Peñón expects that the recoveries will increase to 94% for gold and 92% for silver at the base case mill production rate of 3,150 tpd processed.

The 2009 mill expansion project, which increased the nominal mill capacity to 4,350 tpd, was reported to have cost $8.9 million, including $2.8 million in equipment costs and $4.1 million in construction costs. These mill modifications have increased capacity or alternatively allow El Peñón the ability to increase the metal recoveries due to longer grinding times which produce finer particles for leaching, and also allow for longer leach times to increase recovery.

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

Mine Life

The El Peñón Mine is targeted to have a mine life of at least 7 years, based on the Mineral Reserves set out in the El Peñón Report.

Markets

The principal commodities produced at El Peñón are gold and silver in the form of doré bars, which are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Contracts

El Peñón has a number of contracts in place, which is not uncommon for a typical mining operation located in Chile. The terms of the various contracts are within industry norms.

Environmental Considerations

Continuous monthly and annual environmental monitoring includes, but is not limited to, the following areas:

•	The tailings are sampled and tested for cyanide, copper, mercury, lead, iron, zinc, silver, and arsenic.

•	A continuous air sampling station was established and periodic testing is performed.

•	Emissions from the laboratory and refinery are monitored.

•	Water table levels are reported annually.

El Peñón originally received environmental approval in 1998. El Peñón has a number of operating permits in place which are detailed in the El Peñón Report. Dried mill tailings at approximately 15% to 20% moisture are transported to the tailings storage area, for disposal. RPA understands that there are no outstanding liabilities associated with the El Peñón operations and that operations do not present unusual or significant impacts on the environment. El Peñón has a Reclamation and Closure Plan in place. Government regulations require that a full closure plan be submitted when mine life drops to less than five years.

Taxes

As reported in the 2010 El Peñón LOM Plan, the booked tax rate is 35% on revenue after deductions for operating costs, depreciation and amortization. The adjusted tax rate paid on revenue after deductions for operating costs (less royalties), depreciation, and amortization was 17%. No other taxes were shown in the 2010 El Peñón LOM.

Current Exploration and Development

El Peñón produced 452,120 GEO in 2014, which consisted of 282,617 ounces of gold and 8.5 million ounces of silver, compared to 467,523 GEO, which consisted of 338,231 ounces of gold and 6.5 million ounces of silver in 2013. Annual production was 3% less than 2013 and was impacted by lower gold production due to planned mining in lower gold grade areas, which was partially offset by increased silver production due to higher silver grades and recoveries.

During 2014, a total of 125,843 metres were completed in 526 drill holes at El Peñón. The exploration program completed 57,262 metres in 203 holes and the infill program completed 68,582 meters in 323 holes. In addition to the mine based programs, the district exploration program completed 20,371 metres in 43 holes testing targets beyond the El Peñón Mine footprint.

The majority of the infill drilling was completed on the Borde Oeste W, Laguna, Esmeralda Nueva W, Pampa Campamento Este, Providencia Norte and HW1-3 structures, Victoria and other mineral zones. The majority of the exploration programs tested the Dominador, Borde Oeste, Esmeralda Nueva W, Pampa Este and Providencia Norte and associated HW1-3 structures.

Early in 2014, the District exploration program re-examined the Laguna target located 5 kilometres south of the Fortuna mine complex. Prior drill testing identified near surface mineralization traceable for 500 meters along strike and up to 80 metres to depth. Infill drilling of this target during 2014 has outlined a mineral resource that will be evaluated for open pit potential.

In the third quarter of 2014, the District exploration program began testing a target approximately 1,000 metres east of the Bonanza mine and discovered the Ventura structure. Positive drill intercepts define the Ventura structure 1,200 metres along strike and up to 180 metres vertically. Most intercepts are 1 to 3 metres with true widths estimated to be 1 metre or less. Follow-up drilling in 2015 will attempt to extend the mineralization along strike and to favourable horizons at depth.

Canadian Malartic Mine
Unless otherwise stated, the information, tables and figures that follow relating to the Canadian Malartic Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Mineral Resource and Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014, and effective June 16, 2014 (the “Canadian Malartic Report”). Donald Gervais, P. Geo., of Canadian Malartic General Partnership (“Canadian Malartic GP”) has reviewed and approved the technical information contained in this section of the annual information form, and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Canadian Malartic Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Canadian Malartic Mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The mine lies within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau. At December 31, 2014, the Canadian Malartic Mine was estimated to have Proven and Probable Mineral Reserves containing approximately 8.7 million ounces of gold comprised of 254 million tonnes of ore grading 1.06 grams per tonne. See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
The Company acquired its 50% interest in the Canadian Malartic Mine on June 16, 2014 through its joint acquisition of Osisko with Agnico Eagle. See “General Description of the Business - History - Canadian Malartic Mine - Acquisition” for further details of the Company’s acquisition of its 50% interest in the Canadian Malartic Mine.
The Canadian Malartic Mine operates under mining leases obtained from the Ministry of Natural Resources (Québec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Québec). The Canadian Malartic Mine is comprised of the East Amphi property, the CHL Malartic prospect and the Canadian Malartic property. The Canadian Malartic Mine consists of a contiguous block comprising one mining concession, five mining leases and 208 mining claims covering an aggregate area of 8,735.9 hectares. The Canadian Malartic Mine is owned by Canadian Malartic GP.
The Canadian Malartic mining claims give Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land. Expiration dates for the mining leases on the Canadian Malartic property vary between December 3, 2015 and February 17, 2034, and are automatically renewable for three further ten‑year terms upon payment of a small fee.
Following the joint acquisition of the Canadian Malartic Mine by the Company and Agnico Eagle, most of the mining claims are subject to a 5% net smelter return royalty payable to Osisko Gold Royalties Ltd. (“Osisko Gold Royalties”). The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko Gold Royalties and Abitibi Royalties Inc. In addition, of the 208 mining claims constituting the Canadian Malartic property, 101 are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2014, Canadian Malartic GP, the operator of the Canadian Malartic Mine, paid Cdn$28.6 million in the aggregate with respect to these net smelter return royalties, and expects to pay approximately Cdn$41 million in 2015.

As of December 31, 2010, the Canadian Malartic Mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic Mine was fully permitted.
On February 26, 2014 the Government of Québec adopted a decree authorizing the mining of the Gouldie deposit, which allowed pre-stripping work to proceed. Since then the pre-stripping activity has been initiated for the Gouldie deposit. On February 18, 2014, the Ministry of Natural Resources (Québec) granted Osisko a mining lease having an approximate total area 66 hectares. The mining lease stipulates that Canadian Malartic GP has 30 months to mine the Gouldie deposit and may not exceed a daily production rate of 6,990 tonnes of ore and a daily extraction rate of 30,000 tonnes of ore, waste and overburden.
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Canadian Malartic Mine can be accessed either from the City of Val-d’Or in the east or from Rouyn‑Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic Mine. The Canadian Malartic property is further accessible by a series of logging roads and trails. The Canadian Malartic Mine is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in the City of Val-d’Or, about 25 kilometres east of the Canadian Malartic Mine.
The Canadian Malartic Mine is located in the southern portion of the town of Malartic. The town has a population of about 3,500 people and hosts a variety of commercial establishments, including motels, restaurants, service suppliers, retailers and a community health clinic, as well as elementary and high schools. The City of Val-d’Or hosts a large number of manufacturers and suppliers who serve the mining industry. Skilled workers are available from the areas within an approximate 25 kilometre radius of Malartic, specifically Cadillac to the west and Val-d’Or to the east, where a number of mines are still in operation.

The Canadian Malartic Mine includes open-pit operations, an administration/warehouse building, a mine office/truck shop building, a process plant and the crushing plant. The workforce requirement is 658 employees to support the proposed mine nominal throughput rate of 55,000 tpd.

A buffer zone 135 metres wide has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built mainly using rock and topsoil produced during pre-stripping work. The height of this landscaped ridge is 15 metres where the concentration of residents is higher and five to six metres in less populated areas.
The electrical power for the Canadian Malartic Mine is supplied from the existing Hydro-Québec 120 kilovolt Cadillac main substation. A 120 kilovolt electrical transmission line, approximately 19 kilometres long was built. The plant water systems consist of the process water system which is supplied principally from the plant thickener overflows, the fresh water system which is supplied from an old underground mine dewatering system, the reagent preparation water system, the gland water distribution system and the reclaim water from form the Southeast Pond area. The Canadian Malartic Mine is also connected to the Malartic municipal sewage and potable water systems. Fuel storage facilities have 250,000 litres of storage capacity.
The Canadian Malartic Mine is situated in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topography on the property has altitudes ranging from 310 metres above sea level to 360 metres above sea level. Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The central, east-central and west-central parts of the property are cut by a number of small streams, generally oriented east-west and connecting bogs or swampy areas. Overburden is characteristically a thin layer of till, typically only a few metres thick, with local surface development of organic-rich boggy material. Outcropping exposures of rock are rare to moderate, generally increasing towards the southern portion of the property and lithologies become harder and more resistant to erosion.

The following information on temperature and precipitation is based on data collected at the Val-d’Or meteorological station between 1970 and 2001, as reported by the Centre de Ressources en Impacts et Adaptation au Climat et à ses Changements. Data on wind velocity and direction are based on records from 1961 to 1991. Mean annual temperature for the Val-d’Or/Malartic area is 1.2 degrees Celsius, with average daily temperatures ranging from -17.2 degrees Celsius in January to 17.2 degrees Celsius in July. The average total annual precipitation is 914 millimetres, peaking in September (102 millimetres) and at a minimum in February (40.5 millimetres). Snow falls between October and May, with most occurring between November and March. Peak snowfall occurs in December, averaging 610 millimetres, equivalent to 54 millimetres of water. Winds are generally from the south or southwest from June through January, and from the north or northwest from February through May. Average wind velocities are in the order of 11 to 14 kilometres per hour.

Under normal circumstances, mining operations are conducted year-round without interruption due to weather conditions.

History
Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic Mine achieved commercial production on May 19, 2011. From 2011 until March 31, 2014, the Canadian Malartic Mine produced 1,203,922 ounces of gold and 902,537 ounces of silver from 43,936,334 tonnes of ore grading 0.94 grams per tonne gold and 0.91 grams per tonne silver.
Geology
The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.
The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° - N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.
The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.
Mineralization
Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs 1 kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.
Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).
The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).
Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), all of which are generally spatially associated with stockworks and disseminations within dioritic or felsic porphyritic intrusions.
Exploration
The combined amount of gold in Proven and Probable Mineral Reserves at the Canadian Malartic Mine at the end of 2014 is 8.7 million ounces, which represents a decrease of 3% as compared to June 16, 2014. This Mineral Reserve includes replacement of the 285,378 ounces of gold mined from June 16, 2014 to December 31, 2014. The reduction in Mineral Reserves is principally associated with ore mined during the second half of 2014. See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
Diamond drilling is used for exploration on the Canadian Malartic property. In 2014, 0 holes (0 metres) were drilled for definition (conversion) drilling and 32 holes (20,139 metres) were for exploration. Expenditures on diamond drilling at the Canadian Malartic Mine during 2014 were approximately Cdn$25 million.
The main focus of the 2014 exploration program was the Odyssey North and Odyssey South targets.
In 2015, Canadian Malartic GP expects to spend Cdn$1.2 million on 7,000 metres of exploration drilling at the Canadian Malartic Mine.
Sampling Approach and Methodology
Sampling of gold mineralization from the Canadian Malartic Mine has been essentially limited to the collection of samples of diamond drill core. A limited amount of surface sampling on the property was performed by independent consulting geologists during the summers of 2005 and 2007; these samples were submitted for assay using the same general protocol as that employed for core samples.

All samples are analyzed for gold by ALS Minerals in Val-d’Or, Québec, a laboratory which is certified ISO 9001:2000. Samples are analyzed by standard 50 gram FA with atomic absorption finish and any samples yielding greater than 10 grams per tonne gold are reanalyzed with a gravimetric finish. Density measurements are performed on one in twenty-five of the assayed samples.

All aspects of the sampling method and approach were reviewed by Micon International Limited during its site visit for the Canadian Malartic Report and by Belzile Solutions Inc. during its site visits for the Canadian Malartic Report. The QA/QC procedures for ensuring the security of core samples, the integrity of chain-of-custody for samples and the accuracy of laboratory analyses are in line with current industry practice.

Core Sampling, Security and Chain-of-Custody

Core samples collected at the drill site are stored in closed core boxes sealed with fibre tape and are delivered to the exploration offices at shift change. All core logging, sampling and storage takes place at the new regional exploration office located beside the Canadian Malartic Mine complex. The compound is surrounded by chain-link fence and monitored by closed-circuit video cameras. During the night and week-ends, the compound is monitored every hour by the Canadian Malartic Mine’s security guards.

Following the logging and core marking procedures described above, the core passes to the sampling facility. At this point, the core is no longer handled by on-site geologists. Core sampling is performed by qualified technicians and quality control is maintained through regular verification by on-site geological technicians and the core shack supervisor.

Core is broken, as necessary, into manageable lengths. Pieces are removed from the box without disturbing the sample tags, cut in half lengthwise with a diamond saw, and then both halves are carefully repositioned in the box. When a complete hole has been processed in this manner, one half of the core is collected for assay while the other half remains in the core box for future reference.

The technician packs one half of the split core sample intervals into vinyl sample bags that are sequentially numbered to match the serial number sequences in the tag booklets used by the core-logging geologists. The blank portion of the triplicate sample tag is placed in the bag with the sample, while the portion marked with the sample interval is stapled into the bottom of the core box at the point where the sample interval begins. Sample bags are sealed with tamper-proof, serially numbered, yellow plastic security tags. The technician notes the beginning and end of the security tag sequence for a particular sampling run, and reports this to the quality/control geological technician so that the drill logs can be finalized.

Sealed sample bags are packed into sturdy plastic barrels with locking lids or in large weaved nylon shipping bags. When full, the barrels or shipping bags are sealed with tamper-proof, serially numbered, red plastic security tags. Barrels/bags are assigned sequential numbers which are matched against the security tags and loaded on sequentially numbered, plastic-wrapped wood pallets. This information is also forwarded to the core shack supervisor.

Aluminum tags embossed with the hole number, box number and box interval (from/to) are prepared and stapled onto the ends of each core box. Core boxes are then moved to permanent on-site storage in steel core racks. Rejects and pulps from the laboratory are sent back to the Canadian Malartic site and stored in large domed structures with limited access.

The core shack supervisor prepares the sample submission form for the assay laboratory. This form identifies the barrels/shipping bags by number and security tag number, as well as the sequence of samples packed in each. Couriers from ALS Minerals arrive once or twice per week at the core-processing facility to transport the pallets of sealed barrels/bags directly back to the laboratories. Once at the laboratory, a manager checks the barrel and security tag numbers against those that are on the submission form, and initializes each if the corresponding numbers are correct. Copies of these forms are then returned to the exploration offices for verification, and any discrepancy is investigated and corrected as necessary.

Based on the foregoing, independent consultants expressed the opinion that the logging and sampling protocols used at the Canadian Malartic Mine are conventional industry standard protocols conforming to generally regarded best practices.

Mineral Resource Estimate

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

Mineral Reserve Estimate

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

Mining Methods

Mining at the Canadian Malartic Mine is done by open pit method using excavators and trucks. In order to maximize productivity and limit the number of units operating in the pit, large scale equipment was selected for the mine operation. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tpd.
The throughput at the Canadian Malartic Mine in 2014 averaged 51,248 tpd compared with 49,338 tpd in 2013. The increased throughput in 2014 was largely due to mill optimization, additional crushed ore from the portable crusher and a new pebble circuit.
Mining and Milling Facilities
Surface Plan of the Canadian Malartic Mine (as at December 31, 2014)

705 000
710 000
715 000
720 000
5 337 500
5 335 000
5 332 500
5 330 000
N
Lake Pinsens
Les Trois Petits Lacs
Lake Pons
Lake Ponson
Roc-d'Or
Malartic
Norrie
Ore stockpile
Open pit
Canadian Malartic
Open pit
Gouldie
Primary crusher
Secondary crusher
Ore stockpile
Waste dump
Mine offices
Processing plant
Tailing management
facility
Polishing
pond
Reclaim water pond
Quebec
Rouyn
Val D'Or
Montreal
Canadian Malartic Property
CHL Property
Lakes and Streams
Roads, Hwy and railway
Canadian Malartic
0
2.5
kilometres
U.T.M-Nad83-Z17

The Canadian Malartic Mine is a large open-pit operation comprising the Canadian Malartic, Barnat and Gouldie pits. Canadian Malartic GP continues to work with the Québec Ministry of Transport and the town of Malartic on the deviation of Québec provincial highway No. 117 to gain access to the higher grade Barnat deposit. The final layout and the environmental impact study were completed by the end of January 2015.

Surface Facilities
Surface facilities at the Canadian Malartic Mine include the administration/warehouse building, the mine office/truck shop building, the process plant and the crushing plant. The processing plant has a daily capacity of 55,000 tonnes of ore.
Ore is processed via conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and carbon in pulp (“CIP”) circuits.
A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processing via electrowining and the resulting precipitate is smelted into gold/silver doré bars.
Mill tailings are thickened and detoxified, reducing cyanide levels below 20 parts per million. A recent study supported the change-over of the existing Combinox (sulfur dioxide - hydrogen peroxide) cyanide detoxifying process into a Caro’s (sulfuric acide - hydrogen peroxide) acid process. Detoxified slurry is subsequently pumped to a conventional tailings facility.
Production and Mineral Recoveries
Since the Osisko Acquisition, Yamana and Agnico Eagle have each held a 50% interest in the Canadian Malartic Mine. From June 16 to December 31, 2014, Yamana’s share of the Canadian Malartic Mine’s production was 143,008 ounces of gold at cash costs per GEO of $702.
On a 100% basis over the full year of 2014, the Canadian Malartic Mine had payable production of 535,470 ounces of gold and 533,315 ounces of silver from 18,705,550 tonnes of ore grading 1.00 gram of gold per tonne and 1.19 grams of silver per tonne. The Canadian Malartic processing facility averaged 51,248 tonnes of ore per day and operated 94.2% of available time. Gold and silver recovery averaged 88.8% and 74.8%, respectively. The mine site costs per tonne at Canadian Malartic were Cdn$19.76.
The following table sets out the metal recoveries at the Canadian Malartic Mine on a 100% basis for the full year of 2014.

	Head Grade	Overall Metal Recovery	Payable Production
Gold...........................	1.00 g/t	89%	535,470 oz
Silver.........................	1.19 g/t	75%	533,315 oz

The Company’s 50% share of annual production at the Canadian Malartic Mine in 2015 is expected to consist of approximately 280,000 ounces of gold from approximately 9.5 to 9.75 millions of tonnes of ore grading 1.00 gram per tonne gold. The total cash costs to produce gold in 2015 is expected to be approximately $605 per ounce, with estimated gold recovery of 89%. Mine site costs per tonne of approximately $16.00, exclusive of the 5% net smelter return royalty payable to Osisko Gold Royalties, are expected in 2015.

Market

The gold produced at the Canadian Malartic Mine is refined to market delivery standards and is sold to various banks at market prices. Canadian Malartic GP believes that, because of the availability of alternative refiners, no material adverse effect would result if Canadian Malartic GP lost the services of its refiner.

Environmental Conditions
Since 2009, there have been 59 non-conformance blast notices, 53 non-conformance noise notices, 17 non-conformance notices for dust and air quality, 4 non-conformance notices for water quality (surface and final effluent) and 16 other non-conformance notices. In 2011, a detailed plan was developed by Osisko to manage hazardous materials, assess infrastructure safety, and monitor noise, vibrations, air quality, dust, atmospheric emissions, effluent quality, groundwater and surface water. Mitigation measures were put in place to improve the process and avoid any non-conformance. The mine’s team of on-site environmental experts continuously monitor regulatory compliance in terms of approvals, permits, and observance of directives and requirements.
The original design of the waste rock pile was developed to accommodate approximately 326 millions of tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres. The Gouldie deposit is located in the center of the initially planned footprint of the waste rock pile, making it necessary to revise the waste rock piling sequence in order to keep the Gouldie deposit available for mining.
The existing polishing pond is contained within the current authorized footprint of the tailings management facility. This pond will be later used as a cell to store tailings. Before using this pond, Canadian Malartic GP plans to build a new polishing pond east of dyke A. The existing polishing pond, converted into a tailings cell, will be the 8th cell of the tailings management facility with an estimated capacity of 48 million tonnes adding 2.5 years of operation to the tailings management facility capacity for a total of 148 million tonnes and 7.5 years of operation. The total capacity of the current tailings management facility is estimated at 198 million tonnes. The expansion of the open-pit, with the production from the Barnat pit, will increase to 342 million tonnes the total amount of tailings to manage, requiring an additional 144 millions of tonnes in tailings storage capacity. Canadian Malartic GP plans to store tailings in an extended tailings facility and in the Canadian Malartic pit at the end of its operations. According to the mining plan, at the end of mine life, 50 to 100 million tonnes of tailings will be deposited in the pit. The rest of the tailings, a minimum of 59 and a maximum of 109 million tonnes, will be deposited in the extended tailings facility.
Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the currently authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit) subject to the environmental impact assessment (“EIA”) process of the Québec Environmental Protection Act. The EIA has been completed and is under review by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change. Golder Associates Ltd. is designing the tailings extension component and is preparing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimum environmental risk.
An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic Mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond will eventually need to be released into the environment. A water treatment plant is currently under construction to ensure that in the short and medium term the water to be released to the environment will meet water quality requirements. Adding a treatment plant is expected to reduce the risks associated with surface water management and add flexibility to the system.
Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years. The reclamation and closure cost is estimated at Cdn$51.5 million. Financial assurance has been provided based on the closure plan.
Capital Expenditures
Capital expenditures at the Canadian Malartic Mine during 2014 were approximately $36.1 million, which included sustaining capital expenditures and deferred expense, but excluded capitalized drilling. Budgeted 2015 capital expenditures at the Canadian Malartic Mine are $59.0 million, excluding capitalized drilling.

Development
Development activities at the Canadian Malartic Mine in 2014 primarily consisted of stripping activities. Development activities in 2015 are expected to include additional stripping activities, preparations for the pit extension and work related to the proposed deviation of Québec provincial highway No. 117.
Other Producing Mines

Mercedes Mine

The Mercedes Mine is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality. The Mercedes Mine is located 250 kilometres northeast of Hermosillo, Sonora’s capital city, and 300 kilometres south of Tucson, Arizona. The Mercedes Mine consists of approximately 64,613 hectares of mineral concessions under lease from the government of Mexico. The area is covered by 40 mineral concessions, all of which have been titled as mining concessions, according to Mexican mining law. The titles are valid for 50 years from the date titled. All of the concessions are owned by Minera Meridian Minerales S. de R.L. de C.V., a wholly-owned subsidiary of Yamana, and remain in good standing with mining law obligations through twice-annual tax payments and required assessment work. The Mercedes Mine is not encumbered by any royalties (other than a 0.5% royalty on gold and silver revenues and sales payable to the Mexican tax authority, Servicio de Administración Tributaria), since all of the claims under contract were purchased with no future obligations. The Mercedes Mine is accessed using Highway 54 via Magdalena de Kino located approximately 180 kilometres from both Tucson, Arizona, and Hermosillo, Mexico. From Magdalena de Kino, access is gained to the property using Highway 15 for 67 kilometres, passing through the village of Cucurpe, to the Rancho Los Pinos entrance. The mine can be reached via an improved gravel road approximately 10 kilometres from the ranch entrance. Mercedes is currently mining three deposits and has all required infrastructure and permits necessary for a mining complex.

The geology of the Mercedes area is dominated by two northwest-trending arches, which have exposed older marine sediments and overlying interbedded volcaniclastic sediments and lithic to quartz crystal lithic tuff units. The arches are cut by numerous northwest-trending high angle structures. Some of these faults have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite. Marginal to the northwest-trending arches, andesitic flows, and flow breccias (with local coeval andesite dikes) have been deposited and preserved in at least three west-northwest thickening basins. This andesite package, locally over 500 metres thick, and the contact zone with the underlying tuff host all known economic epithermal vein deposits in the district.

A total of 16 principal low sulphidation epithermal vein/stockwork/breccia zones, have been identified on the Mercedes property. The majority of the veins are hosted within the andesite package, or locally at the fault contact between andesite and the underlying lithic tuff package. Only the Diluvio Zone at Lupita and the Anita veins contain significant ore grade mineralization hosted completely in the lower tuff package. The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip. The zones range in width from less than 1.0 metre to composite vein/stockwork/breccia zones up to 15.0 metres wide. In the Diluvio zone, gold-silver-bearing vein/stockwork zones locally attain thicknesses in excess of 100.0 metres. The length of individual veins varies from 100 metres to over 2.0 kilometres. Property-wide, gold-silver-bearing veins occur over a vertical range greater than 700 metres. Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate. In addition to hematite, manganese oxides are an important component in some ore zones, possibly remnant after dissolution of manganese carbonates. Due to the depth of oxidation, sulphides are rarely observed. Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, but rare specks are also seen in the Mercedes and Lupita-Diluvio veins.

The Mercedes operation consists of underground mines, three of which are being developed or in production and one is in the planning stage, plus an open pit mine that is in the planning stage. Production is coming from the Mercedes and Klondike mines, the Barrancas mine is being developed, and the Diluvio and Rey de Oro mines are planned for future production. The underground mines are all designed as ramp access mechanized mines. There are two underground mining methods in use. Where the rock quality is appropriate, the ore is mined by longhole open stoping with cemented paste backfill. This is expected to be applied to 70% of the deposit. For areas with poorer rock conditions, the mining method is mechanized cut and fill stoping. The planned production rate is approximately 2,000 to 2,100 tpd. Ore from underground is hauled by dump truck to stockpiles near the portal. Ore from the Barrancas and Klondike mines is hauled to a common stockpile area near the jaw crusher.

The Company has all of the necessary environmental permits to operate at Mercedes. The tailings are not considered as acid generating. Rehabilitation of the tailings facility and the remainder of the mining areas on site at the end of the mine life is estimated to cost approximately $10.3 million.

For 2014, production at the Mercedes Mine totaled 113,174 GEO consisting of 105,212 ounces of gold and 398,137 ounces of silver, compared to 2013 production of 141,618 GEO, which consisted of 129,327 ounces of gold and 614,562 ounces of silver. Planned lower annual production was approximately 20% less than 2013. Lower production was the result of planned lower gold and silver grades. Annual production was also impacted by labour interruptions, unplanned maintenance and unplanned dilution in some stopes that delayed access to originally planned higher grade areas.

As of the end of 2014, a total of 49,706 metres in 199 drill holes have been completed on the Mercedes Mine. Near mine targets tested include Marianas, Klondike, Saucito, Diluvio West, GAP, Breccia Hill and Corona de Oro. The planned program included monies to test targets from surface drill platforms and initiate exploration and infill work from underground drill stations. The original budget was increased in July 2014 to continue exploration and development activities on the more favourable targets. The additional funding expanded the planned metres from 18,500 to 49,800 metres and allowed for more detail testing of most targets. The 2014 results varied from narrow to wide intercepts of low to high grade intercepts.

Favourable results were reported from the Marianas, GAP, Breccia Hill and Diluvio West targets with follow up work confirming the mineral zones at above cut-off grades. In the fourth quarter of 2014, district target testing discovered the Axis trend, 1 kilometre south of the Corona de Oro-Mercedes trend. Low grade intercepts along a geophysical anomaly beneath barren and completely unaltered rock. Follow up drilling is planned for 2015

Gualcamayo Mine

The Gualcamayo Mine is located in northern San Juan Province, Argentina, approximately 270 kilometres north of the provincial capital of San Juan. The main Gualcamayo block consists of one Cateo and 57 Minas and covers 7,128 hectares. A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant. A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid. Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. Six (6) contiguous Minas, collectively known as the Virgen de Lourdes property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo property block. The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Guandacol, Huaco and Jachal within 40 minutes to 90 minutes. In 2004, Minas Argentinas S.A. (“MASA”) purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo Mine and wholly covers access routes to the area of interest from Highway 40. Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

The Gualcamayo Mine includes three known deposits, Quebrada del Diablo (“QDD”), Amelia Inés and Magdalena. The use of the term “AIM” herein refers to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West (“QDDLW”) zone. Other targets on the property are at an early prospective stage of exploration.

The Gualcamayo Mine is owned 100% by MASA, a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy Exploration Ltd. Royalties on the property are as follows: (i) a 1% net smelter return royalty on production from the Gualcamayo Mine is payable on certain concessions to Inversiones Mineras Argentinas Inc., who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% net smelter return royalty capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% net smelter return royalty, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated general and administrative costs and (v) an export tax of 5% of the value of the doré exported. An additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean banking system).

In terms of regional geology, the Gualcamayo Mine is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds. In terms of local and property geology, the Gualcamayo Mine is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a metasomatic areole that extends hundreds of metres outboard into the surrounding carbonates.

Four distinct mineralization types occur at the Gualcamayo Mine and three of these are of present economic interest. They are: (1) sediment-hosted distal-disseminated gold; (2) sulphide-bearing skarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization; and (3) porphyry style molybdenum mineralization.

The final product of the Gualcamayo Mine is gold doré in the form of bullion, suitable for direct melting and sampling. Gualcamayo’s bullion contains approximately 80-90% of gold, the balance being base metals. 100% of the bullion production is exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The doré will be shipped in the form of bars weighing 15-30 kilograms from San Juan, by airfreight departing from Mendoza International Airport.

A conceptual closure plan was developed for the Gualcamayo Mine, and was submitted as part of the EIA document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios. Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure. In the EIA, the Company has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.

The Gualcamayo Mine produced 180,412 GEO in 2014, compared to 120,337 GEO in 2013. Annual production was 50% higher than 2013. Improved production was the result of higher grades and throughputs with the contribution from the QDDLW underground mine.

The 2014 exploration program at Gualcamayo focused on expanding the Rodado Southwest mineral body near current underground mine workings, collecting samples for metallurgical work at Rodado Southwest and developing new near surface target areas for oxide mineral potential. A pre-feasibility study to assess the mining and processing of the underground Mineral Resources beneath the current QDD pit limits will commence in 2015.

Jacobina Mining Complex
The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.9 million. The JMC forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 5.0 to 25 kilometres in width. This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property. The property is comprised of 5,996 hectares of mining concessions, a mining claim covering 650 hectares, and 113,546 hectares of exploration permits and claims. The exploration concessions are renewable on a three year basis and have annual fees ranging from $1.00 to $1.55 per hectare. A significant portion of three of the Jacobina mine concessions are located within the boundary of Parque Sete Passagens or the park buffer zone. Mining is not permitted within the park but the JMC has valid mining concessions issued by the DNPM and the JMC is currently negotiating for access into the park with state government and park officials. On April 5, 2006, Yamana acquired the JMC and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of Desert Sun Mining Corp. The project is owned through Yamana’s wholly-owned subsidiary, Jacobina Mineração e Comércio Ltda. Jacobina does not pay royalties (other than a 1.0% royalty on gold revenues and sales payable to the Brazilian government agency, Departamento Nacional de Produção Mineral). Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 330 kilometres north-northwest. Well-maintained paved roads from the town provide access to the JMC as well as the Pindobaçu deposit.

In terms of property geology, the Bahia Gold belt occupies most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (“MNGB”). The Pindobaçu geology is composed by two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina group. The Archean MNGB is composed, from east to west, by an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates. The Jacobina group is represented by the Serra da Paciência formation. This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite, pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.

The Jacobina group hosts four different major types of gold deposits: (i) conglomerate-hosted; (ii) quartzite, andalusite schist and metaconglomerate-hosted; (iii) ultramafic-hosted; and (iv) mafic/intermediate dike hosted.

The Company has all of the necessary environmental permits to operate the JMC. The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility. Rehabilitation costs are included on an annual basis in the LOM Plan and total approximately $21 million by the time of mine closure. The JMC and associated companies are involved in 18 environmental infractions with the federal and municipal governments. These minor infractions generally involved small tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations. The JMC is actively working to resolve these issues.

Gold production at Jacobina was 75,650 ounces in 2014 compared to 73,695 ounces in 2013. Annual production was approximately 3% higher than 2013 and was the result of improved grade and recovery offset by lower throughput. In particular, mine sequencing called for the mining of higher grade areas in the second half of 2014.

Due to the depressed gold prices, no exploration diamond drilling was completed in 2014. A 30,000 metre Mineral Reserve definition and Mineral Resource infill program is planned for 2015 to focus on the Canavieras mine complex.

Minera Florida Mine

The Minera Florida Mine (also known as the Alhué Mine) is located within the coastal range in the metropolitan region of central Chile, approximately 75 kilometres Southwest of Santiago, near Melipilla City. The property consists of 166 mineral licences, covering a total area of approximately 15,600 hectares. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The property is partly owned and partly leased by Yamana, and the Pedro Valencia mine is also located within the property boundaries. Mining licences in and around the Pedro Valencia mine area are contained within a rectangular block (2.5 kilometres x 1.5 kilometres) comprising 33 licences. The property also includes some 133 mineral concessions in a large area around the mining licences. The access to the property is by paved road. The total distance from Santiago is approximately 175 kilometres. Electric power is available from the Chilean grid and mining services and suppliers are available locally and in the region.

The area of the Alhué Mine is underlain by upper cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites. Gold mineralization in the Alhué Mine area occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein. In general, mineralized structures include an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized. Gold mineralization in the Alhué Mine area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite. There are at least nineteen mineralized veins discovered and partially developed in the Alhué Mine area. These veins range from 0.8 metres to 30 metres in thickness, and the average grade ranges from 1.5 grams per tonne of gold to 12 grams per tonne of gold, 6 grams per tonne of silver to 100 grams per tonne of silver, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at the Alhué Mine area do not have a surface expression, but are associated with structures identified by underground diamond drilling.
The Alhué Mine currently operates at a rate of approximately 2,200 tpd (830,000 tonnes per year). The underground workings are developed by adits driven from surface. An internal ramp system provides access to the stopes. Sublevel drill drifts are driven in narrow veins and mining has been advanced from the top down, with sill pillars left at regular intervals. Underground mining operations are mechanized, utilizing: articulated haul trucks; electronic hydraulic development and production jumbos; load-haul dumpers; and a number of ground support and service vehicles. Ore is hauled using 25-tonne trucks from the mine to a transfer point and 50-tonne trucks haul the ore from the transfer point to the process plant. Waste is transported by 25-tonne trucks.
In addition to the ore processing facility, the Alhué Mine has an historic tailings reprocessing facility which operates at a rate of near 2,500 tpd and consists of repulping stations, grinding, leaching, carbon and zinc flotation circuits. This facility contributes approximately to 20% of the production of the property.
For 2014, production at the Minera Florida Mine totaled 119,582 GEO, which consisted of 100,076 ounces of gold and 975,297 ounces of silver, exceeding the 118,590 GEO produced in 2013, which consisted of 99,000 ounces of gold and 979,514 ounces of silver. Annual production in 2014 was higher than 2013 due to improved gold and silver recoveries, which was offset by planned lower gold and silver grades.

Alumbrera Mine

The Alumbrera Mine is an open-pit copper/gold/molybdenum mine located near Belen, province of Catamarca, in north-western Argentina. It comprises a mining lease of 600 hectares, owned by Yacimientos Mineros de Agua de Dionisio (“YMAD”). Minera Alumbrera Limited Sucursal Argentina (“Minera Alumbrera”) entered into a joint venture agreement with YMAD in April 1994, subsequently amended. The joint venture agreement defines the working relationship between the parties, including the appointment of Minera Alumbrera as the operator, royalty obligations, and requires that ownership of certain facilities and infrastructure revert to YMAD after completion of operations. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares. Glencore holds a 50% interest in, and is the operator of, the Alumbrera Mine. Goldcorp holds a 37.5% interest and Yamana holds a 12.5% interest.

The Alumbrera Mine consists of the following five facilities, with support offices located in the filter plant (near Tucumán), Catamarca City, the port (near Rosario) and Buenos Aires:

1.	an open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

2.	a 316 kilometres concentrate slurry pipeline through Catamarca and Tucumán Provinces;

3.	a 202 kilometres, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

4.	a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

5.	a port, handling facilities and train maintenance facilities at San Martín near Rosario, Santa Fé.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martín, Rosario in the Province of Santa Fé.

The mining rights to the Alumbrera Mine held by Minera Alumbrera are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open-pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by Minera Alumbrera outside the contract area. Because of the very limited area of mineral rights involved and the dominance of the area by the open-pit mine, further exploration work will be limited. The operating life of the Alumbrera Mine is currently expected to extend until 2019.

Yamana’s attributable interest in Mineral Reserves at the Alumbrera Mine is 22,812,500 tonnes with 0.34 grams per tonne of gold grade, 0.35% copper grade and 124 grams per tonne for molybdenum, totaling 165,000 ounces of gold, 141 million pounds of copper and 1.4 million pounds of molybdenum.

Attributable production from Alumbrera was 39,650 ounces of gold and 28.3 million pounds of copper for 2014, compared to attributable production of 39,517 ounces of gold and 30.2 million pounds of copper for 2013.

Additional Projects

Cerro Moro Project

The Cerro Moro Project contains a number of high grade epithermal gold and silver deposits. The Cerro Moro Project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina.
The Cerro Moro silver-gold low sulfidation deposit is located within the Deseado Massif, a tectonic block comprised of Upper Precambrian metamorphic rock, Jurassic to Cretaceous aerial and sub-aerial volcanic rock and capped by Tertiary marine sediments which is located in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.
Estellar Resources Ltd. completed a comprehensive preliminary economic assessment of the project before Yamana acquired Extorre and the project in 2012. In February 2013, after a brief pre-feasibility analysis to determine the optimum direction for the project, Yamana commissioned an update to the feasibility study. During 2014, a thorough and complete evaluation of the original feasibility study was completed and the level of engineering and confidence in the plant and mine design advanced.

In February 2015, the Company announced that it would proceed with the construction of the Cerro Moro Project. The current plan indicates average annual production in the first three years of full production of 135,000 ounces of gold and 6.7 million ounces of silver. After various optimization studies, it was decided to pursue a single-stage plant scenario with an increased capacity of 1,000 tpd. The single-stage plant construction provides the project with less project execution, inflation and timing risk by completing the project in a shorter time frame with the same work force. The 1,000 tpd of throughput is considered the optimal project size to maximize throughput and value. The current mine design focuses the highest grade production into the first years of the production to decease the time for project payback.
It is currently anticipated that approximately 933 kilotonnes of ore at an average grade of 6.37 g/t gold and 394 g/t silver will come from small open pits on the Escondida, Gabriela, Zoe, Loma, Deborah, Carla, Patricia and Nini vein deposits. Approximately 1,556 kilotonnes of ore at an average grade of 13.48 g/t gold and 621 g/t silver comes from underground mines on the Escondida, Zoe and Gabriela veins. The average strip ratio for the open pit ore is approximately 23 to 1 and the assumed mining dilution for underground mining is 54%. Underground ores will be mined with cut and fill mining methods to ensure proper dilution control and ore selectivity. With respect to the processing of the ore, the circuit is fairly typical and consists of a standard crushing, grinding and flotation circuit with a CCD and Merrill Crowe circuit included. The most significant change from the previous project configuration is that the full concentrator will now be built during the initial construction phase as compared to the two-phased approach previously considered. Although this approach has the effect of increasing near term capital investment for Cerro Moro, the overall economics of the project has been enhanced and project execution risk diminished.
Agua Rica Project

Yamana currently owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina. There is evidence to suggest that the ore body also contains significant amounts of rhenium which could be an important source of by-product credits.
In September 2011, the Company entered into an agreement granting Minera Alumbrera an option to acquire the Agua Rica Project, which included annual and other payments over the life of the agreement. In 2013, Minera Alumbrera requested, and the Company granted, an extension of the option payment due by one additional year. Subsequently, the Company decided not to grant any further extension for 2014 and the option agreement has terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which will be retained by the Company in addition to all technical and feasibility level work which has already transitioned back to the Company. The Company is now actively engaged in the consolidation of that information for Agua Rica and has begun working with the Catamarca Government to determine a development plan to establish a mining district within the region with Agua Rica as the cornerstone asset. The Company will consider several options for strategic alliances for the development of Agua Rica in conjunction with the efforts with the Catamarca Government.
In October 2014, the Company entered into an MOU with the Catamarca Government, represented by the provincial mining company CAMYEN, with respect to the creation of the Catamarca Mining District. The MOU established the groundwork for the Company and the Catamarca Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica Project and the Cerro Atajo prospect. On February 27, 2015, a formal agreement was entered into among the parties to the MOU. This agreement forms the basis of a working relationship between the Catamarca Government through CAMYEN, other mining companies and the Company and is expected to help advance the Agua Rica Project and the Cerro Atajo prospect. The formal agreement also establishes a maximum ownership interest of up to 5% for CAMYEN of a combined entity, including the Agua Rica Project and Cerro Atajo prospect, and some exploration and infrastructure spending during the term of the agreement. The formal agreement does not restrict the Company’s ability to continue with Agua Rica, although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline. Presently, the Company is considering the development of Agua Rica in conjunction with other financial and mining industry participants.

In December 2014, the Company received a positive independent technical review relating to previous studies on Agua Rica and on the potential development options for Agua Rica. This update provides a basis for the Company to continue to pursue multiple options for this asset, including potential joint ventures with other financial and/or industry participants, the sale of a majority interest in the project or an outright sale.

Suyai Project

The Suyai Project is an advanced stage exploration gold project comprising 141,000 hectares of land located in the Cordon de Esquel in southern Argentina. The various properties comprising the Suyai Project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.

On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote Holdings PLC, owner of the Suyai Project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company continues to monitor mining developments in the province of Chubut.

An application for an environmental impact study (an “EIS”) for exploration and development work is continuing which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

Brio Gold Projects

The Company made significant progress in 2014 in separating its core and non-core portfolios and, in the case of the latter, improving the prospects for certain previously underperforming assets that have yet to reach their potential, notably Pilar and C1 Santa Luz. To this end, the Company restructured its inter-corporate holdings to form a new operating unit, Brio Gold, that will hold the Fazenda Brasileiro Mine, the Pilar Project and the C1 Santa Luz Project as well as some related exploration concessions, all of which are currently held as non-core assets within Yamana. A new management team will carry on efforts of operational improvements and optimizations of the Brio assets allowing existing management to focus on the Company’s cornerstone assets portfolio while providing oversight and direction to the new management of the Brio Gold assets. This approach segregates the Company’s portfolios, better focuses its efforts and allows management, in the fullness of time, to evaluate how to best maximize value of the non-core portfolio. Although Brio Gold will initially be a 100% owned subsidiary, Yamana is entrusting Brio Gold’s management to both manage these assets and evaluate various strategic alternatives with respect to Brio Gold. An optimization plan and evaluation of strategic options is expected by the end of 2015. Yamana will provide oversight as alternatives are evaluated. In the short term, Yamana has committed to provide initial working capital in the form of a bridge loan of up to $10 million to Brio Gold, such loan being repayable to Yamana. Further funding of operations will be part of Brio Gold’s management role in cooperation with Yamana.

Fazenda Brasileiro Mine

The Fazenda Brasileiro Mine includes a producing gold mine and approximately 197,000 hectares of adjacent exploration properties. It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicuru Greenstone Belt (“RIGB”), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares. The remaining area is comprised of 148 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 184,500 hectares in area.

The Fazenda Brasileiro Mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time.

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies and on CLX2 and Canto structures. Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process. This zone hosts the bulk of the Proven Mineral Reserves and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

Since August 2003, Yamana has conducted an exploration and infill drilling program at the Fazenda Brasileiro Mine designed to upgrade the current Probable Mineral Reserves to Proven Mineral Reserves and replace mined Mineral Reserves and drilling program designed to extend the mine’s underground Mineral Resources laterally and at depth. Drilling has been focused on underground ore bodies adjacent to the mine, underground ore bodies at or near the level of existing mine workings, on ore bodies beneath the existing mine workings and along geological structures with no previous exploration (CLX2 and Canto).

Production at Fazenda Brasileiro was 64,188 ounces of gold in 2014, compared to 70,079 ounces of gold in 2013. The decreased production was mainly due to lower gold grade and decreased tonnage processed. There was no drilling or exploration completed at Fazenda Brasileiro in 2014.

The Company continues to evaluate the possible extension of mine life. In 2014, the mine continued to further outline exploration potential through existing data analysis and reinterpretation, and added Mineral Resources. Significant potential still resides in the Weber Belt down dip structure, as shown in seismic studies and also in the CLX2 and Canto parallel structures; however a significant amount of drilling will be necessary for resource delineation in those zones.

Pilar Project
The Pilar Project comprises 59,000 hectares of exploration concessions held by Yamana in the northwest portion of Goiás State in Brazil. The area covers part of Pilar and Guarinos belts which are classical Archean greenstone belts terrains with many gold occurrences (several anomalies never checked with geological mapping or drilling). Gold was first discovered and mined in the region in 1740 by the Portuguese empire. After that, artisanal mining has been continuously present in the area.

Pilar and Guarinos belts have similar volcano-sedimentary sequences to that of Crixas Greenstone Belt, where the three million ounce Serra Grande mine is located, about 20 kilometres west of Guarinos. The most explored areas are located in the southern portion of the Pilar Greenstone Belt, called Jordino-Ogó-Três Buracos (“JOT”), a continuous gold anomalous northwest trend, extending for almost 8 kilometres. Although the garimpos occurrences were less intense in the Guarinos Belt, the gold occurrences are also constant in the whole belt.

Yamana acquired an extensive exploration concession and project called Caiamar in July 2009 which is located approximately 38 kilometres from the Pilar Project and just east of the Crixas Greenstone Belt. Caiamar is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt and mineralization consists of arserno-pyrite rich quartz breccias hosted in metagraywacke layers. Caiamar ore transport to the Pilar plant was initiated in August 2013 and the construction was completed by year end. Underground development at Caiamar continued to progress and reached a total length of more than 4,436 metres.

On August 4, 2010, Yamana made a formal decision for the construction of the Pilar Project. Construction was completed in June 2013 and doré was poured in July 2013, initiating a production ramp up through the end of the year. Non-commercial production by the end of 2013 totaled 15,374 ounces of gold. Underground development at Pilar reached a total length of 16,000 metres in 2013. Commercial production was declared at Pilar effective October 1, 2014. In 2014, the Pilar Project produced 60,091 ounces of gold.

During 2014, construction of a decline to expose the Maria Lazarus mineralization was initiated and a modest 2,300 metre drill program executed to guide drift development and collect core samples for geotechnical information. In the fourth quarter of 2014, an additional 2,940 metre program was approved and initiated to infill the inferred mineral zones near the decline and drift excavations. This program will be completed in 2015.

C1 Santa Luz Project
Located in the state of Bahia, Brazil, approximately 140 kilometres north of its Fazenda Brasileiro Mine and 160 kilometres east of the JMC, C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tpd. Processing will be done through a conventional CIP flotation circuit. C1 Santa Luz Project comprises seven concessions granted by DNPM, with total area of 5004.5 hectares.

The C1 Santa Luz Project gold deposits lie within the RIGB, a deformed and metamorphosed greenstone-granite terrain of paleoproterozoic age. The gold deposits are structurally controlled and closely associated with small porphyritic dacite intrusions and extensive zones of breccia hosted in carbonaceous meta-sedimentary rocks, with associated hydrothermal alteration centred on the intrusions. The project contains a number of deposits, including, Antas 1, Antas 2, Antas 3, Mansinha and Mari. The largest known deposit, Antas 1, occurs in a continuous mineralised zone associated with a sill-like body of dacite-quartz breccia and carbonaceous-quartz breccia, striking northeast and dipping 35º to 55º northwest. Most of the gold mineralization (approximately 80%) occurs in the quartz-breccia.

A substantial number of studies were conducted to complete the EIS for C1 Santa Luz. The EIS was submitted for assessment by the CRA (Environmental Agency of Bahia State) and an application for the necessary environmental license was submitted in December 2007. All permits needed for construction were granted. Construction was completed in the second quarter of 2013 and commissioning start up commenced mid-year. Water was supplied by groundwater wells and catchment from the river for continuous operation ramp up throughout 2013. Gold production in 2013 totalled 12,997 ounces.

In September 2014, the Company announced that the C1 Santa Luz Project’s ramp-up activities would be temporarily suspended and the project put on care and maintenance while several identified alternative metallurgical processes are evaluated. In 2014, prior to the suspension of ramp-up activities at the C1 Santa Luz Project, gold production totalled 20,385 ounces.

ITEM 5
DIVIDENDS
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of the Company and the conservation and reinvestment of capital.
The following table sets forth the quarterly dividends paid by Yamana on its common shares during each of the three most recently completed financial years:

2014	2013	2012
Q1 - $0.0375	Q1 - $0.065	Q1 - $0.055
Q2 - $0.0375	Q2 - $0.065	Q2 - $0.055
Q3 - $0.0375	Q3 - $0.065	Q3 - $0.065
Q4 - $0.015	Q4 - $0.065	Q4 - $0.065
Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital

The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were 941,503,699 common shares and no Preference Shares issued and outstanding as of March 26, 2015.
Common Shares
Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preference Shares
Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares.
ITEM 7
MARKET FOR SECURITIES
Price Range and Trading Volume

The common shares are listed and posted for trading on the TSX under the symbol “YRI” and the NYSE under the symbol “AUY”. In 2013, the common shares were delisted from the London Stock Exchange (“LSE”). The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2014.

Period	High (Cdn.$)	Low (Cdn.$)	Volume

January 2014	11.08	9.35	53,956,492
February 2014	11.77	9.77	48,587,421
March 2014	11.86	9.55	35,333,441
April 2014	9.92	7.93	96,590,913
May 2014	8.38	7.62	57,963,737
June 2014	9.57	8.00	77,326,457
July 2014	9.35	8.55	63,870,312
August 2014	9.90	8.97	45,125,099
September 2014	9.13	6.66	59,085,599
October 2014	6.87	4.29	71,139,226
November 2014	4.85	3.93	83,369,980
December 2014	5.14	4.10	70,518,949

ITEM 8
DIRECTORS AND OFFICERS
The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Peter Marrone Ontario, Canada	Chairman, Chief Executive Officer and a Director (director since July 31, 2003)	Chairman and Chief Executive Officer of the Company
Patrick J. Mars(1)(2)(4) Ontario, Canada	Currently Lead Director and a Director since July 31, 2003	Company Director
John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Christiane Bergevin(4) Québec, Canada	Director since September 1, 2014	Executive Vice President, Partnerships and Business Development, Office of the President of Desjardins Group
Alexander Davidson(2)(3) Ontario, Canada	Director since August 31, 2009	Company Director
Richard Graff(1) Colorado, United States	Director since October 16, 2007	Company Director

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Nigel Lees(2) Ontario, Canada	Director since June 16, 2005	President and Chief Executive Officer of Sage Gold Inc.
Carl Renzoni(1)(4) Ontario, Canada	Director since October 16, 2007	Company Director
Jane Sadowsky(1) New York, United States	Director since September 1, 2014	Managing Partner of Gardener Advisory LLC
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	Company Director
Charles Main Ontario, Canada	Executive Vice President, Finance and Chief Financial Officer	Executive Vice President, Finance and Chief Financial Officer of the Company
Darcy Marud Nevada, United States	Executive Vice President, Enterprise Strategy	Executive Vice President, Enterprise Strategy of the Company
Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Gerardo Fernandez Colina, Chile	Senior Vice President, Southern Operations	Senior Vice President, Southern Operations of the Company
Greg McKnight Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development of the Company
Barry Murphy Santiago, Chile	Senior Vice President, Technical Services	Senior Vice President, Technical Services of the Company
Daniel Racine Ontario, Canada	Senior Vice President, Northern Operations	Senior Vice President, Northern Operations of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company
William Wulftange Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company

1.	Member of the Audit Committee.

2.	Member of the Compensation Committee.

3.	Member of the Sustainability Committee.

4.	Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.
Peter Marrone - Chairman and Chief Executive Officer. Peter Marrone founded Yamana in July 2003, and serves as its Chairman and Chief Executive Officer. He has more than 29 years of leadership experience in mining, business and capital markets. Mr. Marrone has been on the boards of a number of public companies and has advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions. Mr. Marrone currently sits on the Board of Governors of York University.
Patrick J. Mars - Lead Director. Patrick Mars is a company director specializing in mine finance and analysis. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served three-year terms both as a Governor of the Toronto Stock Exchange (TSX) and Director of the Investment Dealers Association. From 1999 to 2001 he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited. Presently, Mr. Mars is a director of Aura Minerals Inc. (Chairman) and Sage Gold Inc. (Chairman) as well as being President of P.J. Mars Investments Limited, a private company. He is also a director of the Renascent Foundation, a charitable organization. Mr. Mars holds a Bachelor of Commerce and a Master of Business Administration.
John Begeman - Director. John Begeman is a Professional Mining Engineer with over 35 years of mining experience. He currently sits on the board of directors of Premier Gold Mines Limited and acts as the Lead Director and was appointed to the board of Aberdeen International Inc. in January 2015. He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.
Christiane Bergevin - Director. Christiane Bergevin has been the Executive Vice-President, Desjardins Group Partnerships and Business Development, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since September 2013. From August 2009 to September 2013, she was the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. (SNC-Lavalin) (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with SNC-Lavalin subsidiaries, including as managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 1997 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (with Distinction) from McGill University and graduated from the Wharton School’s Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.
Alexander J. Davidson - Director. Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 25 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.
Richard Graff - Director. Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and a member of the corporate governance and nominating committee of Dynamic Materials Corporation.
Nigel Lees - Director. Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.
Carl Renzoni - Director. Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc. Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.
Jane Sadowsky - Director. Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Ms. Sadowsky is an expert in the electricity sector and brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania.
Dino Titaro - Director. Dino Titaro was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer and director from January 2003 to January 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium principally in resource definition stages. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario and Saskatchewan. Mr. Titaro currently sits on the board of directors of Mincor Inc., a private mineral resource company, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields.
Charles B. Main - Executive Vice President, Finance and Chief Financial Officer. Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 25 years of experience in the finance and mining industries. Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation and Vice President of Normandy Mining Limited, Vice President, Finance of TVX Gold Inc., and was with PriceWaterhouseCoopers for 10 years. Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants. Mr. Main holds a Bachelor of Commerce from McGill University.
Darcy Marud - Executive Vice President, Enterprise Strategy. Darcy Marud joined Yamana as Senior Vice President, Exploration in October 2007 and was appointed to the position of Executive Vice President, Enterprise Strategy in January 2014. Prior to that, he held the position of Vice-President of Exploration for Meridian from 2004 and the position of exploration manager for South America from 1997. Mr. Marud has a combined 27 years of experience as a gold exploration geologist in the Americas with companies such as Homestake Mineral Development Company, FMC Gold and Meridian.

Richard C. Campbell - Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group. During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.
Gerardo Fernandez - Senior Vice President, Southern Operations Mr. Fernandez has been with the Company since 2000, having worked in several positions in mine operations, mine planning and project development. Most recently, Mr. Fernandez played a pivotal role in leading Mercedes into production as its Project Manager/General Manager. Mr. Fernandez holds a Master of Business Administration from Morrison University in Reno, Nevada and a degree in Civil Mining Engineering from the University of Chile.
Greg McKnight - Senior Vice President, Business Development. Mr. McKnight joined Yamana as Vice President, Business Development in February 2004. Mr. McKnight has over 20 years of mining focussed investment banking and corporate experience. Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation (“Canaccord”), a position he held since December 2001. Prior to his tenure at Canaccord, he held various mining related positions including senior roles within other Canadian investment banks and being the President of a publicly traded Canadian junior mining company. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the reverse takeover transaction and raising the equity for Yamana that enabled the Company to re-capitalize and re-position itself as a gold production company. Mr. McKnight holds a Bachelor of Commerce from the University of Toronto and a Master of Business Administration from the Ivey School of Business at the University of Western Ontario.
Barry Murphy - Senior Vice President, Technical Services. Mr. Murphy joined Yamana as Senior Vice President, Technical Services in September 2014. Prior to joining Yamana, Mr. Murphy held the position of Vice President Projects, Copper Division at Anglo American Corporation (“Anglo American”), a position he held since 2010. Mr. Murphy first joined Anglo American in 1987 as a junior engineer and he progressed through increasingly senior positions across various divisions in numerous operational and technical capacities on both open pit and underground mines throughout the organization. From 2000 until 2002, Mr. Murphy held management positions at engineering and construction services firms Hatch and Murray & Roberts - Cementation Limited. Mr. Murphy holds a Bachelor of Science in Mechanical Engineering from the University of Witwatersrand, Johannesburg and a Bachelor of Commerce from the University of South Africa. He is a certified Professional Engineer with the Engineering Council of South Africa and a Project Management Professional with the Project Management Institute.
Daniel Racine - Senior Vice President, Northern Operations. Mr. Racine joined Yamana in May 2014. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico Eagle, where he was responsible for Agnico Eagle’s global mining operations. Mr. Racine joined Agnico Eagle as a junior Mining Engineer in 1988 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations. Mr. Racine holds a Bachelor of Mining Engineering from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Québec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.
Sofia Tsakos - Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts in Economics and Political Science from the University of Toronto, a Master in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Laws also from the University of Windsor.
William Wulftange - Senior Vice President, Exploration. Mr. Wulftange first joined Yamana through the acquisition of Meridian and has spent over 30 years with Yamana and its predecessor companies. Following a one year appointment as Vice President, Exploration at Andean Resources Limited, Mr. Wulftange rejoined Yamana in January 2011 as Director, Exploration and Business Development. Mr. Wulftange was appointed Vice President, Resources & Reserves and Technical Compliance in July 2013 and assumed the position of Senior Vice President, Exploration in January 2014. Mr. Wulftange has held a number of positions with Yamana and its predecessor companies including Director, Technical Compliance, Chief Geologist and various business development positions. Mr. Wulftange has over 33 years of combined experience in exploration technical compliance and business development with mining companies in the Americas. Mr. Wulftange has a Bachelor of Geology from the University of Colorado and is a founding Registered Member of the Society of Mining Engineers and a Fellow of the Society of Economic Geologists.
Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of March 26, 2015, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 1,571,079 common shares, representing approximately 0.17% of the total number of common shares outstanding.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

(a)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Mr. Patrick J. Mars and Mr. Dino Titaro. On April 16, 2014, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian Gold Inc. (“Carpathian”) in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Mars and Mr. Titaro are former directors of Carpathian but were directors of Carpathian during the period of the management cease trade order. In addition, Mr. Titaro resigned as a director of Cogient Corp. (“Cogient”) effective July 31, 2006. On August 22, 2006, a cease trade order was issued and a receiver was appointed by the court on December 8, 2006. On February 7, 2007, all of the assets of Cogient vested in the Trustee Corporation, as trustee for the debenture holders under a trust indenture dated December 24, 2002. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal’s securities was suspended as a result of a cease trade order by the OSC for the failure to file financial statements. This cease trade order remains in effect.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a)
is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, the Company was not during fiscal 2014, and is not currently, a party to, nor was/is any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.
In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court of Argentina to consider whether the appellate court’s decision was arbitrary. The extraordinary recourse was denied by the appellate court and Northern Orion was notified of this decision on December 20, 2013. Based on this decision, 0805346 B.C. Ltd. filed an appeal directly with the Supreme Court on February 3, 2014. On October 28, 2014, the Supreme Court denied 0805346 B.C. Ltd.’s motion for leave to appeal, and the court appointed valuator subsequently delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. In January 2015, 0805346 B.C. Ltd. sought an annulment of this assessment order through the judicial process in Argentina. On January 15, 2015, the Argentine courts granted 0805346 B.C. Ltd. an order suspending all effects, including enforcement, of the award rendered by the valuator until an application by 0805346 B.C. Ltd. to annul the valuation was considered by the courts. The annulment was granted on March 3, 2015, and the award previously granted to the plaintiff was cancelled and has no further effect.
In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Company believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2014, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2014.

ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to have material effect on the Company.

ITEM 12
TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar for the common shares of the Company is CST Trust Company, at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is American Stock Transfer & Trust Company, LLC, at its principal offices in Brooklyn, New York.

ITEM 13
MATERIAL CONTRACTS
The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto and are still in effect, are described below. Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

The Company entered into a note purchase agreement dated December 18, 2009 (the “Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of $270,000,000 of which $15,000,000 are 5.53% Series A Senior Notes due December 21, 2014 (the “2009 Series A Notes”), $73,500,000 are 6.45% Series B Senior Notes due December 21, 2016 (the “2009 Series B Notes”) and $181,500,000 are 6.97% Series C Senior Notes due December 21, 2019 (together with the 2009 Series A Notes and the 2009 Series B Notes, the “Notes”). The Company may prepay the Notes at any time provided it pays a make whole payment to the holders. The Notes are also guaranteed by the Guarantors. The covenants, including the financial covenants, and events of default under the Note Purchase Agreement and the Notes are similar to the covenants and events of default under the Credit Agreement.
The Company entered into a note purchase agreement dated March 23, 2012 (the “Second Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of $500,000,000 of which $75,000,000 are 3.89% Series A Senior Notes due March 23, 2018 (the “2012 Series A Notes”), $85,000,000 are 4.36% Series B Senior Notes due March 23, 2020 (the “2012 Series B Notes”), $200,000,000 are 4.76% Series C Senior Notes due March 23, 2022 (the “2012 Series C Notes”) and $140,000,000 are 4.91% Series D Senior Notes due March 23, 2024 (together with the 2012 Series A Notes, the 2012 Series B Notes and the 2012 Series C Notes, the “Second Notes”). The Company may prepay the Second Notes at any time provided it pays a make whole payment to the holders. The Second Notes are also guaranteed by the Guarantors. The covenants, including the financial covenants, and events of default under the Second Note Purchase Agreement and the Second Notes are similar to the covenants and events of default under the Credit Agreement and the Note Purchase Agreement.
The Company entered into a note purchase agreement dated June 10, 2013 (the “Third Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of $300,000,000 of which $35,000,000 are 3.64% Series A Senior Notes due June 10, 2018 (the “2013 Series A Notes”) and $265,000,000 are 4.78% Series B Senior Notes due June 10, 2023 (together with the 2013 Series A Notes, the “Third Notes”). The Company may prepay the Third Notes at any time provided it pays a make whole payment to the holders.  The Third Notes are also guaranteed by the Guarantors.  The covenants, including the financial covenants, and events of default under the Third Note Purchase Agreement and the Third Notes are similar to the covenants and events of default under the Credit Agreement, the Note Purchase Agreement and the Second Note Purchase Agreement.
The Company entered into the Indenture in connection with the issuance of the Initial Notes in June 2014, which were subsequently exchanged for the New Notes. See “General Development of the Business - History - Note Exchange Offer”.
The Company entered into the Underwriting Agreement in connection with the Public Offering of common shares of the Company. See “General Development of the Business - History - Public Offering”.
ITEM 14
AUDIT COMMITTEE
The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2014, the Audit Committee was comprised of four directors, all of whom were independent directors. As of the date hereof, the current members of the Audit Committee are: Richard Graff (Chair), John Begeman, Patrick J. Mars, Carl Renzoni and Jane Sadowsky. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under National Instrument 52-110 Audit Committees (“NI 52-110”) in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of NI 52-110.

The Audit Committee met five times during the most recently completed financial year and all persons who were members of the committee at the time of holding such meetings were in attendance.

Relevant Educational Experience
Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff - Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and a member of the corporate governance and nominating committee of Dynamic Materials Corporation.

John Begeman - John Begeman currently sits on the board of directors of Premier Gold Mines Limited and acts as the Lead Director, chairman of its audit committee and a member of its compensation committee, and was appointed to the board of Aberdeen International Inc. in January 2015 and is a member of its audit committee and compensation committee. He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

Patrick J. Mars - Patrick Mars is a Chartered Financial Analyst and a company director specializing in mine finance and analysis. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co./Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served three-year terms both as a Governor of the Toronto Stock Exchange (TSX) and Director of the Investment Dealers Association. From 1999 to 2001 he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited. Presently, Mr. Mars is a director of Aura Minerals Inc. (Chairman) and serves on its audit committee, is a director of Sage Gold Inc. (Chairman) and serves on its audit committee, and is President of P.J. Mars Investments Limited, a private company. Mr. Mars holds a Bachelor of Commerce and a Master of Business Administration.

Carl Renzoni - Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni has previously served on the boards of several public mineral exploration companies and also previously served on the Audit Committee of Meridian Gold Inc.

Jane Sadowsky - Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Ms. Sadowsky earned her MBA from the Wharton School.
Pre-Approval Policies and Procedures
The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees
Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2014 were Cdn$4,208,000 (December 31, 2013 - Cdn$3,325,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company, and certain statutory audits outside of Canada.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2014 were Cdn$0 (December 31, 2013 - Cdn$72,000).

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2014 were Cdn$0 (December 31, 2013 - Cdn$0).

All Other Fees

The other fees billed by the Company’s external auditors for the year ended December 31, 2014 was Cdn$23,000 (December 31, 2013 - Cdn$252,000), which related to assurance on the Company’s Conflict-Free Gold Report.
ITEM 15
INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, and in some instances extracted, as well as certain qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Chapada Mine - “Technical Report on the Chapada Mine, Brazil” dated July 31, 2014, prepared by or under the supervision of Wayne W. Valliant, P.Geo., and Robert L. Michaud, P. Eng., of RPA, who are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business - Material Producing Mines - Chapada Mine - Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, who is a qualified person pursuant to NI 43-101.
El Peñón Mine - “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010, prepared by or under the supervision of Stuart E. Collins, P.E., and Chester M. Moore, P.Eng., of RPA and Kevin C. Scott, P. Eng., formerly with RPA, who are a qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business - Material Producing Mines - El Peñón Mine - Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, who is a qualified person pursuant to NI 43-101.

Canadian Malartic Mine - “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014. The technical information set forth under the heading “Description of the Business - Material Producing Mines - Canadian Malartic Mine” has been reviewed and approved by Donald Gervais, P. Geo., of Canadian Malartic GP, who is a qualified person pursuant to NI 43-101.
Each of the technical reports noted above are available on the Company’s SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business - Mineral Projects - Material Producing Mines”.

The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company’s material mineral projects set out in this annual information form under “Description of the Business - Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Chapada	Robert Michaud, P.Eng., Roscoe Postle Associates Inc.	Wayne Valliant, P.Geo., Roscoe Postle Associates Inc.
El Peñón	Carlos Bottinelli Otárola, P. Eng., Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.
Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic General Partnership	Donald Gervais, P. Geo., Canadian Malartic General Partnership

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.
None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Carlos Bottinelli Otárola and Marcos Valencia A., who are employed by Yamana, and Donald Gervais, who is employed by Canadian Malartic GP.

Deloitte LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 16
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2015. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2014. Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE "A"
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
DATED AS OF AUGUST 7, 2012

1.	Purpose
The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”). The purpose of the Audit Committee is to:

(a)
assist the Board in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;

(b)	serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

(c)	review and appraise the audit activities of the Company’s external auditors; and

(d)	prepare Audit Committee report(s) as required by applicable regulators.
The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

2.	Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.
All members shall, to the satisfaction of the Board, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the “SEC”), as revised, updated or replaced from time to time.
The members of the Audit Committee and its chairman shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chairman of the Audit Committee (the “Chairman”), the members of the Audit Committee shall appoint the Chairman from among its members.
The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.
The Audit Committee shall have the authority to meet with the Chief Executive Officer and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the CEO to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.
The external auditors will have direct access and report directly to the Audit Committee at their own initiative.
Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman shall determine upon notice to each of its members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee.

3.	Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:
General

1.
review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws and stock exchanges;

2.	evaluate the functioning and effectiveness of the Audit Committee and its members on an annual basis;

Documents/Reports Review

3.
prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, review and discuss with management and the independent public accountants, upon completion of their audit, the financial results for the year or quarter and the results of the audit, including (i) the Company’s annual financial statements and related footnotes; (ii) management’s discussion and analysis of the financial condition and results of operations; (iii) annual and interim earnings press releases; (iv) the results of the audit, including the nature and amount of unrecorded adjustments resulting from the audit; (v) review with the independent public accountants and management the Company’s policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and security (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

4.
ensure that adequate procedures are in place for the review of the issuer’s disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of such procedures;

5.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

6.
at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update as events change and risks shift and (iii) assess the steps that management has taken to control identified financial risks to the Company;

Responsibilities of the Audit Committee Chairman

7.
the fundamental responsibility of the Audit Committee Chairman is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chairman’s responsibilities shall include:

a.	working with the Chairman and Chief Executive Officer and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

b.	providing leadership to the Audit Committee and presiding over Audit Committee meetings;

c.	facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

e.
leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

8.	recommend external auditors nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

9.	approve the fees and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

10.	pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

11.	meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

12.
meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control, significant comments and recommendations, and management performance;

13.	advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

14.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

15.
evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Company, (ii) considering whether the auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors’ independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

16.	present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

17.
obtain and review a report from the external auditors at least annually regarding: (i) the external auditors’ internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

18.	discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

19.	recommend to the Board any action required to ensure the independence of the external auditors;

20.	review and approve policies for the Company’s hiring of employees or former employees of the present and former external auditors;

Internal Audit

21.	receive reports from the Company’s Chief Financial Officer on the scope and material results of its internal SOX audit activities;

22.
establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Financial Reporting Process

23.	periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company’s management;

24.	in consultation with the external auditors, review the integrity of the Company’s financial internal and external reporting processes;

25.	consider the external auditors’ assessment of the appropriateness of the Company’s auditing and accounting principles as applied in its financial reporting;

26.
review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company’s internal auditing and accounting principles and practices suggested by the external auditors or management;

27.
review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

28.
establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

29.
discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

30.	resolve any disagreements between management and the external auditors regarding financial reporting;

31.
review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

32.
retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

33.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

34.	review with the Company’s legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company’s financial statements;

35.	conduct or authorize investigations into matters within the Audit Committee’s scope of responsibilities;

36.	perform any other activities, in accordance with the Charter, the Company’s by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

37.	record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

38.
exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

4.	Limitation of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.